MORE NUTRITION • BETTER HEALTH • PURELY HAWAIIAN

Cyanotech®

Leaders in nutritionally superior microalgae


2013 ANNUAL REPORT



A LETTER FROM THE CEO

To Our Shareholders:

On behalf of our dedicated employees and Board of Directors, I am pleased to report that significant progress was made on our strategic initiatives in fiscal 2013:

- Continue to grow our consumer and international businesses
- Improve our supply chain
- Build a scalable infrastructure
- Increase the effectiveness of our organization

Net sales reached a record $27.6 million and grew a respectable 12%. Our growth was driven by our Nutrex Hawaii packaged goods business as we transition from a bulk ingredients supplier to a consumer products company in the domestic market:

- Mainland: +54%
- Hawaii: +26%
- Direct (online) +81%
- International +105%

For the year, retail dollar growth of our Nutrex Astaxanthin and Spirulina products in the natural products channel was +41% and +35%, respectively. Nutrex market share grew to 40% (+13 pts.) in Astaxanthin and 45% (+5 pts.) in Spirulina. Net Sales per capita of our Nutrex products in Hawaii reached $1.47 (+28 cents) in fiscal 2013. Packaged products accounted for 45% of total net sales, yet utilized only 36% (+16 pts.) and 18% (+6 pts.) of our Spirulina and Astaxanthin production, respectively.

Spirulina production was very disappointing in the first three quarters, resulting in a $1.2 million profit hit related to unabsorbed overhead. Production levels improved significantly in the 4th quarter. Astaxanthin production reached record levels, in part related to the completion of a 33% increase in new ponds, and far exceeded our expectations. Despite this, we were unable to keep up with Astaxanthin demand, which increased at an even higher rate. Although many companies have tried to enter this field in the last several years, we remain one of a handful of companies worldwide who have consistently produced commercial quantities of high quality microalgae for human consumption and, as far as we know, the only one doing it with both Spirulina and Astaxanthin.

We increased the investment in our organization, marketing, capacity, facilities and systems necessary to support not just the substantial growth we have achieved in the last two years but also the significantly larger business we envision for the future. Progress in fiscal 2013 included:

- Completion of a 33% expansion in Astaxanthin ponds
- Near completion of new office space in Kona
- Secured financing to build an extraction plant in Kona which should be completed by early fiscal 2015 and will significantly reduce costs and shorten Astaxanthin production lead times
- Improved benefit programs and a compensation structure calibrated to companies of our size in order to attract and retain the talent that we need to build Cyanotech to its fullest potential
- New hires in senior level marketing and supply chain roles to complement our existing expertise

Turning to the future, our focus in fiscal 2014 will be to:

- Build an engaged organization
- Meeting/exceeding customer/consumer demand
- Continue to grow our consumer and international bulk businesses

We believe this focus will make us more efficient and effective as well as improve Economic Value Added for our shareholders. Cyanotech remains committed to realizing our full potential. Thank you for your encouragement and support.

Brent Bailey



President and CEO

FINANCIAL HIGHLIGHTS



Aerial Shot of Cyanotech Facility



Cyanotech Sales ($M) 2011 - 2013
$30000
$24000
$18000
$12000
$6000
$0
+7%
+46%
+12%
2011
2012
2013



Cyanotech Net Income ($M) 2011 - 2013
$4500
$3750
$3000
$2250
$1500
$750
$0
+24%
+110%
+16%
2011
2012
2013



Cyanotech Gross Profit ($M) 2011 - 2013
$11000
$8800
$6600
$4400
$2200
$0
-4%
+54%
+12%
2011
2012
2013



Cyanotech Cash ($M) 2011 - 2013
$5200
$4160
$3120
$2080
$1040
$0
+152%
+145%
-14%
2011
2012
2013



Cyanotech Inventory ($M) 2011 - 2013
$4000
$3200
$2400
$1600
$800
$0
-8%
-2%
+4%
2011
2012
2013



Cyanotech Working Capital ($M) 2011 - 2013
$9400
$7520
$5640
$3760
$1880
$0
+27%
+29%
+15%
2011
2012
2013

The Production Facility



Keahole Point, Kailua-Kona, HI is home to Cyanotech's 90 acre production facility. Our facility is one of a kind with access to deep ocean water, fresh filtered water from Hawaiian aquifers and clean unpolluted air. Our founder Dr. Gerald Cysewski selected Keahole Point for the cultivation of Spirulina and Astaxanthin as it's the sunniest coastal location in the US and has very low annual rainfall. Cyanotech is currently focused on improving our facility to meet the growth in demand by adding supercritical carbon dioxide extraction equipment, scheduled to be operational by early fiscal 2015. We expect the investment in this new equipment to reduce production time and costs, increasing our ability to meet the growth in the demand for BioAstin and further assist us in meeting our bulk and retail customer deadlines. Currently, we are outsourcing our astaxanthin extraction, and by adding this equipment to our facility we'll become a vertically integrated astaxanthin producer which will differentiate us from our competitors.

Consumer Brands

Nutrex Hawaii remains the #1 selling brand of Spirulina and Astaxanthin in the natural products channel, per SPINS data with very strong continued growth at retail. Looking ahead we are focusing on three key areas to ensure that we continue to be the leaders in our category. First, we are focusing on developing new products and releasing product improvements specifically in the "greens" category with Hawaiian Spirulina. We're also dedicated to building brand awareness and driving trial by translating our Hawaiian success in a test market on the US mainland and by testing special advertising vehicles there. Finally, we're building public knowledge and trust in our products through the development of new scientific claims. We foresee strong growth for these brands as more and more consumers become aware of and try these products as they are immensely beneficial for overall health and well-being.


Pure Hawaiian
Spirulina pacifica
MD Formulas
EyeAstin
OmegaAstin
JointAstin
BioAstin
Supreme
12MG
BioAstin
Hawaiian Astaxanthin

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2013

Commission File Number 0-14602

CYANOTECH CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**91-1206026**
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)
73-4460 Queen Kaahumanu Highway, Suite 102, Kailua-Kona, Hawaii	**96740**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(808) 326-1353**

Securities registered pursuant to Section 12(b) of the Act:	Name of each exchange on which registered:
None	**NASDAQ Capital Market**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.02 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant on September 30, 2012 was approximately $29,559,905 based on the closing sale price of the Common Stock on the NASDAQ Capital Market on that date.

Number of shares outstanding of Registrant's Common Stock at June 19, 2013 was 5,463,938.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission on or prior to July 30, 2013 and to be used in connection with the Annual Meeting of Stockholders expected to be held on August 29, 2013, are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Report and other presentations made by Cyanotech Corporation ("CYAN") and its subsidiary contain "forward-looking statements," which include statements that are predictive in nature, depend upon or refer to future events or conditions, and usually include words such as "expects," "anticipates," "intends," "plan," "believes," "predicts", "estimates" or similar expressions. In addition, any statement concerning future financial performance, ongoing business strategies or prospects and possible future actions are also forward-looking statements. Forward-looking statements are based upon current expectations and projections about future events and are subject to risks, uncertainties and the accuracy of assumptions concerning CYAN and its subsidiary (collectively, the "Company"), the performance of the industry in which CYAN does business, and economic and market factors, among other things. **These forward-looking statements are not guarantees of future performance. You should not place undue reliance on forward-looking statements.**

Forward-looking statements speak only as of the date of the Report, presentation or filing in which they are made. Except to the extent required by the Federal Securities Laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our forward-looking statements in this Report include, but are not limited to:

- Statements relating to our business strategy;
- Statements relating to our business objectives; and
- Expectations concerning future operations, profitability, liquidity and financial resources.

These forward-looking statements are subject to risk, uncertainties and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. The following factors, among others, could cause our financial performance to differ significantly from the goals, plans, objectives, intentions and expectations expressed in our forward-looking statements:

- Environmental restrictions, soil and water conditions, levels of sunlight and seasonal weather patterns, particularly heavy rain, wind and other hazards;
- Consumer perception of our products due to adverse scientific research or findings, publicity regarding nutritional supplements, litigation, regulatory investigations or other events, conditions and circumstances involving the Company which receive national media coverage;
- The effects of competition, including tactics and locations of competitors and operating and market competition;
- Demand for our products, the quantities and qualities thereof available for sale and levels of customer satisfaction, including significant unforeseen fluctuations in global demand for products similar to our products;
- Our dependence on the experience, continuity and competence of our executive officers and other key employees;
- The added risks associated with the current local, national and world economic crises, including but not limited to, the volatility of crude oil prices, inflation and currency fluctuations;
- Changes in domestic and/or foreign laws, regulations or standards, affecting nutraceutical products or our methods of operation;
- Access to available and reasonable financing on a timely basis;
- Changes in laws, corporate governance requirements and tax rates, regulations, accounting standards and the application to us or the nutritional products industry of new decisions by courts, regulators or other government authorities;
- The risk associated with the geographic concentration of our business;
- Acts of war, terrorist incidents or natural disasters; and
- Other risks or uncertainties described elsewhere in this Report and in other periodic reports previously and subsequently filed by us with the Securities and Exchange Commission.

PART I

Item 1. Business

Unless otherwise indicated, all references in this report to the "Company", "we", "us", "our", and "Cyanotech" refer to Cyanotech Corporation and its wholly owned subsidiary, Nutrex Hawaii, Inc. ("Nutrex Hawaii" or "Nutrex"), a Hawaii corporation.

General

We are a world leader in the production of high value natural products derived from microalgae. Incorporated in 1983, we are guided by the principle of providing beneficial, quality microalgal products for health and human nutrition in a sustainable, reliable and environmentally sensitive operation. We are ISO 9001:2008 compliant and GMP (Good Manufacturing Practices) certified by the Natural Products Association™, reinforcing our commitment to quality in our products, quality in our relationships (with our customers, suppliers, employees and the communities we live in), and quality of the environment in which we work. Our products include:

- Hawaiian *Spirulina Pacifica*® - a nutrient-rich dietary supplement used for extra energy, a strengthened immune system, cardiovascular benefits and as a source of antioxidant carotenoids; and
- Hawaiian *BioAstin*® natural astaxanthin - a powerful dietary antioxidant shown to support and maintain the body's natural inflammatory response, to enhance skin, and to support eye and joint health. It has expanding applications as a human nutraceutical and functional food ingredient

Microalgae are a diverse group of microscopic plants that have a wide range of physiological and biochemical characteristics and contain, among other things, high levels of natural protein, amino acids, vitamins, pigments and enzymes. Microalgae have the following properties that make commercial production attractive: (1) microalgae grow much faster than land grown plants, often up to 100 times faster; (2) microalgae have uniform cell structures with no bark, stems, branches or leaves, permitting easier extraction of products and higher utilization of the microalgae cells; and (3) the cellular uniformity of microalgae makes it practical to control the growing environment in order to optimize a particular cell characteristic. Efficient and effective cultivation of microalgae requires consistent light, warm temperatures, low rainfall and proper chemical balance in a very nutrient-rich environment, free of environmental contaminants and unwanted organisms. This is a challenge that has motivated us to design, develop and implement proprietary production and harvesting technologies, systems and processes in order to commercially produce human nutritional products derived from microalgae.

Our production of these products at the 90-acre facility on the Kona Coast of the island of Hawaii provides several benefits. We selected the Keahole Point location in order to take advantage of relatively consistent warm temperatures, sunshine and low levels of rainfall needed for optimal cultivation of microalgae. This location also offers us access to cold deep ocean water, drawn from an offshore depth of 2,000 feet, which we use in our *Ocean-Chill Drying* system to eliminate the oxidative damage caused by standard drying techniques and as a source of trace nutrients for microalgal cultures. The area is also designated a Biosecure Zone, free of pesticides and herbicides. We believe that our technology, systems, processes and favorable growing location generally permit year-round harvest of our microalgal products in a cost-effective manner.

Our Business

We operate entirely in one operating segment, the cultivation and production of microalgae into high-value, high-quality natural health and nutrition products. We cultivate, on a large-scale basis, two microalgal species from which our two major product lines, spirulina products and natural astaxanthin products, are derived. We record revenue and cost of sales information by product category, but do not record operating expenses by such product category.

The following table sets forth, for the three years ended March 31, 2013, the net sales contributed by each of our product lines (in thousands):

	Net Sales		
	2013	2012	2011
Spirulina products:			
Spirulina Pacifica®	$ 8,863	$ 8,701	$ 8,387
Natural astaxanthin products:			
BioAstin®	18,713	15,912	8,434
Other	5	18	6
Total	$ 27,581	$ 24,631	$ 16,827

Spirulina Products

We have been producing a strain of spirulina microalgae marketed as Hawaiian *Spirulina Pacifica*® since 1984. *Spirulina Pacifica*® represents 32%, 35% and 50% of net sales for the years ended March 31, 2013, 2012 and 2011, respectively. *Spirulina Pacifica*® provides a vegetable-based, highly absorbable source of protein, natural beta-carotene, mixed carotenoids, B vitamins, gamma linolenic acid, essential amino acids and other phytonutrients.

Spirulina Pacifica® is produced in two forms: powder and tablets. Powder is used as an ingredient in nutritional supplements and health beverages; tablets are consumed as a daily dietary supplement. Both forms are sold as raw material ingredients in bulk quantities, as packaged consumer products under the Nutrex Hawaii label and as private label consumer packaged products.

Spirulina Pacifica® is GRAS (generally recognized as safe) for addition to a variety of foods as determined by the United States Food and Drug Administration. Our all natural *Spirulina Pacifica*® is cultivated without the use of herbicides or pesticides, is not genetically modified (non GMO) and is certified Kosher by Organized Kashrus Laboratories of Brooklyn, New York and certified Halal by the Islamic Food and Nutrition Council of America.

Our *Spirulina Pacifica*® is cultivated in a combination of fresh water and a metered amount of nutrient-rich deep ocean water (containing essential trace elements), drawn from a depth of 2,000 feet below sea level. This water mixture is supplemented with other major required nutrients. With the exception of deep ocean water, the raw materials and nutrients required in our spirulina production are available from multiple sources; however, there can be no assurance that the pricing from a new source will be comparable to current pricing. In the case of deep ocean water, although abundantly available at this location, the facility to pump and deliver the water to our location is owned by the State of Hawaii. The facility is constructed of two separately located pump stations providing redundancy should one station fail. The State of Hawaii sets the price for deep ocean water annually based on its cost to deliver the water. If the pricing for a critical raw material or nutrient significantly increases, this could have a material adverse effect on our business, financial condition and results of operations. The ability of our suppliers to meet performance and quality specifications and delivery schedules is also important to operations.

Continuing the production process, the spirulina crop in each pond is circulated by paddlewheels to keep an even blend of nutrients in suspension and a uniform exposure of the algae to sunlight. Our ponds are engineered to maintain the right media depth for sunlight to permeate each crop completely, facilitating rapid growth. The design of our cultivation ponds promotes efficient growing conditions, allowing the *Spirulina Pacifica*® algae to reproduce rapidly. Each pond can be harvested, on average, in six days. As sunlight is a major component of cultivation, production can be impacted by seasonal changes during the winter months, with shortened daylight hours, increased cloud cover and potential inclement weather.

Once ready for harvest, a majority of the spirulina algae are pumped from a pond to our processing building where the crop is separated from the culture media. The culture remaining in the ponds serves as an inoculum for the next growth cycle. Harvested spirulina is washed with fresh water and filtered before moving to the drying stage. Culture media separated from spirulina algae during processing are conserved and recycled. Our *Integrated Culture Biology Management* ("ICBM") technology for microalgae cultivation has proven to be a reliable and stable operating environment, allowing us to grow and harvest spirulina without significant contamination by unwanted microorganisms and without associated loss of productivity.

Spirulina Pacifica® powder is dried via our low-oxygen *Ocean-Chill Drying* process, thereby preserving high levels of antioxidant carotenoids and other nutrients sensitive to heat and oxygen. The rapid drying process results in a dark green powder. Spirulina powder is difficult to form into tablets. Most tablet manufacturers either add high amounts (from 10% to 30%) of inert substances to "glue" the tablet together or use a heat granulation process that destroys nutrients. In contrast, our *Spirulina Pacifica*® tablets contain a maximum of 2% of such substances and are produced in cold press compression tablet-making machines.

Each production lot of *Spirulina Pacifica*® is sampled and subjected to thorough quality control analyses including testing for moisture, carotenoids, minerals, color and taste, among others. Further, each lot of our *Spirulina Pacifica*® undergoes a prescribed set of microbiological food product tests, including total aerobic bacteria, coliform bacteria and E. coli. The *Spirulina Pacifica*® powder and tablets are packaged to extend shelf life and ensure product freshness. Our packaged consumer products are bottled and labeled by third party contractors in California. These contractors are subject to regular government inspections and hold Drug Manufacturing Licenses & Processed Food Registrations with the State of California Department of Health. Such packaging services are readily available from multiple sources.

The majority of our bulk spirulina sales are to health food manufacturers and formulators with their own spirulina product lines, many of whom identify and promote Cyanotech's Hawaiian *Spirulina Pacifica*® in their products. Such customers purchase bulk powder or bulk tablets and package these products under their brand label for sale to the health and natural food markets. Some of the brands produced by these customers are marketed and sold domestically in direct competition with the packaged consumer products sold through our Nutrex Hawaii subsidiary. Nutrex Hawaii packaged consumer products are sold direct to consumers and through an established health food distribution network in the domestic market. In selected foreign markets, we have exclusive sales distributors for both our bulk and packaged consumer products.

Our *Spirulina Pacifica*® products compete with a variety of vitamins, dietary supplements, other algal products and similar nutritional products available to consumers. The nutritional products category is highly competitive and includes international, national, regional and local producers and distributors, many of whom have greater resources than Cyanotech and many of whom offer a greater variety of products. Our direct competition in the spirulina market is currently from Dainippon Ink and Chemical Company's Earthrise facility in California, Parry Nutraceuticals, a division of Murugappa Group of India and several farms in China. Other competitors include numerous smaller farms in China, India, Thailand, Taiwan, Cuba, South Africa and South America. We have experienced increased price competition due to the large number of spirulina suppliers as well as customers who generally treat these products as commodities with price being the major determining factor driving their purchasing decision. As one of the largest producers of spirulina, our challenge is to increase our market share among customers who seek the high-quality products we produce while concurrently adjusting our product mix to meet our revenue and profitability targets.

Natural Astaxanthin Products

We commenced commercial production of natural astaxanthin in 1997 and in 1999 introduced *BioAstin*®, our natural astaxanthin product for the human health and nutrition market. *BioAstin*® represents 68%, 65% and 50% of net sales for the years ended March 31, 2013, 2012 and 2011, respectively. Astaxanthin's antioxidant properties are believed to surpass many of the antioxidant properties of vitamin C, vitamin E, beta-carotene and other carotenoids. Independent scientific studies indicate that in certain models, natural astaxanthin has up to 550 times the antioxidant activity of vitamin E and 10 times the antioxidant activity of beta-carotene. In addition, a growing body of scientific literature suggests that natural astaxanthin has beneficial properties as an anti-inflammatory, with additional benefits for joint, skin and eye health.

BioAstin® is produced in three forms: a liquid lipid extract, gelcaps and microencapsulated "beadlets" with all three forms sold in bulk quantities. *BioAstin*® gelcaps are also sold in packaged consumer form under the Nutrex Hawaii label as well as private label consumer packaged product. Over time, we have shifted our focus and resources on producing and marketing natural astaxanthin for the higher value human nutrition market.

BioAstin® is GRAS (generally recognized as safe) as determined by the United States Food and Drug Administration. Our all natural *BioAstin*® is cultivated without the use of herbicides or pesticides and is not genetically modified (non GMO). In fiscal 2012 we applied for a new dietary ingredient (NDI), with the United States Food and Drug Administration, providing for a daily dosage of 12mg of astaxanthin which was reviewed without comment.

We produce natural astaxanthin from *Haematococcus pluvialis* microalgae grown in fresh water supplemented with nutrients. As these algae are extremely susceptible to contamination by unwanted algae, protozoa and amoebae, we developed a proprietary system known as the *PhytoDome Closed Culture System* or *PhytoDome CCS* to overcome this problem. Using these large-scale photobioreactors, we have generally been able to grow consistently large volumes of contaminant-free *Haematococcus* culture, although quarterly production levels are subject to seasonality. Raw materials and nutrients for our natural astaxanthin production share the same sourcing constraints and pricing risks as those existing in our spirulina production. Fresh water is critical to the production of our natural astaxanthin and is supplied by the County of Hawaii. While we have not experienced any constraint on fresh water availability to date, availability could be impacted by a significant population growth in the region as well as throughput constraints on the water delivery infrastructure. We have met with officials of the County of Hawaii to assess the fresh water situation and evaluate the probability of future risks. We recycle fresh water in our production process where possible and continue to explore further recycling opportunities. However, there is no guarantee that these efforts will result in significant changes to our fresh water utilization.

For the final stage of cultivation, the *Haematococcus* algae is transferred to open ponds where an environmental stress is applied causing the algae to form spores which accumulate high levels of astaxanthin. Once ready for harvest, the media containing these spores is transported through underground pipes to our astaxanthin processing building where the culture media and algal spores are separated. Fresh water recovered from this stage of processing may be recycled for further use in cultivation. Unlike spirulina, astaxanthin is produced in a batch-mode and each cultivation pond must be completely drained and thoroughly cleaned between cycles. Pond cultivation can be negatively impacted seasonally with shortened daylight hours and potential inclement weather and increased cloud cover in winter months.

The harvested algal spores are dried to flakes or a fine powder. During processing, the spores are cracked in a proprietary system to assure high bioavailability of astaxanthin. Each production lot of astaxanthin is sampled and tested for astaxanthin concentration. Finally, the bulk powder is vacuum-packed. Natural astaxanthin for human consumption is processed further utilizing a high-pressure extraction process. The resulting product is a lipid extract insoluble in water used in the production of gelcaps. This product can also be micro-encapsulated into "beadlets" which our customers use in other formulations.

All natural astaxanthin products undergo a prescribed set of microbiological food product tests to ensure safety and quality. We use third party contract manufacturers for the extraction services, the production of gelcaps and the production of beadlets. All third party contract manufacturers are audit inspected by our Quality Control Department and are required to comply with the Food and Drug Administration (FDA) Good Manufacturing Practices (GMP) regulations. The majority of these contract manufacturers hold independent third party GMP certifications. Although these services are available only from a limited number of sources, we believe we have the ability to use other parties if any of the current contract manufacturers become unavailable; however, there is no assurance that the pricing from a new contract manufacturer will be comparable to current negotiated pricing. In addition, a new contract manufacturer would have to pass our qualification process ensuring quality standards can be met or exceeded. Significant price increases for any of these services could have a material adverse effect on our business, financial condition and results of operations.

BioAstin® is sold in liquid lipid form as a raw ingredient to dietary supplement manufacturers, health food formulators and cosmetic manufacturers, and *BioAstin®* gelcaps and beadlets are sold in bulk quantities to distributors. *BioAstin®* gelcaps are also sold as a packaged consumer product through Nutrex Hawaii directly to natural product distributors, retailers and consumers. In 2007, we also introduced a line of *BioAstin®* based nutritional supplements, *MDFormulas. MDFormulas* combined the health benefits of *BioAstin®* with other proven nutrients with benefits for targeted applications such as skin, heart and joint health.

BioAstin® and *MDFormulas* compete directly with similar products marketed by other manufacturers including Fuji Chemical of Japan, Algatechnologies of Israel, and Valensa (formally U.S. Nutraceuticals, LLC) in the United States. In the general category of nutritional supplements, *BioAstin®* also competes with a variety of vitamins, dietary supplements and other antioxidant products available to consumers. The nutritional products market is highly competitive and includes international, national, regional and local producers and distributors, many of whom have greater resources than we have, and many of whom offer a greater variety of products.

The potential benefits of astaxanthin to human health are continuing to emerge. As one of the most potent and bioactive biological antioxidants found in nature, the number of potential roles of natural astaxanthin for human health is growing. Much research has been published in recent years on the beneficial roles of antioxidants in our health, in the aging process and on specific health conditions. The full efficacy of *BioAstin®* as a human nutraceutical supplement requires further significant clinical study. We have spent limited amounts on clinical trials over the past few fiscal years. Independent antioxidant research and prior clinical trials show promising human applications. We hold three United States patents relating to the usage of *BioAstin®* in the treatment of Carpal Tunnel Syndrome, the treatment of canker/cold sores and for its use as a topical and oral sunscreen.

Major Customers

We have no customers with sales at or above 10% of our total net sales for the years presented.

Research and Development

Our expertise for many years has been in the development of efficient, stable and cost-effective production systems for microalgal products. We have learned production levels from our systems may not be sustainable across periods of days, weeks, or even months. Accordingly, we typically investigate each specific microalgae identified in the scientific literature for potentially marketable products and for solutions to production stability and efficiency challenges, and then strive to develop the technology to grow such microalgae on a commercial scale or to incorporate procedures or technology to improve production stability and efficiency. Successful microalgal product developments and technical solutions are highly uncertain and dependent on numerous factors, many beyond our control. Products and solutions or improvements that appear promising in early phases of development may be found to be ineffective, may be uneconomical because of manufacturing costs or other factors, may be precluded from commercialization due to the proprietary rights of other companies, or may fail to receive necessary regulatory approvals. We had research and development expenditures of $258,000, $320,000 and $282,000 in fiscal years 2013, 2012 and 2011, respectively. No investment was made in scientific clinical trials during fiscal 2013 and 2012. We invested $66,000 in scientific clinical trials during fiscal 2011.

Patents, Trademarks and Licenses

We have been granted four United States patents: one on aspects of our production methods and three relating to usage of our *BioAstin®* products.

Our production method patent is directed to microalgae production technology, and will expire in April 2016. Our patents relating to usage of our *BioAstin®* products are three utility patents on the use of astaxanthin, which will expire in December 2019, February 2020 and April 2020.

Although we view our proprietary rights as important, we currently believe that a loss of patent rights is not likely to have a material adverse effect on our present business as a whole. Instead, our commercial results mainly depend upon our trade secrets, know-how, other non-patent proprietary rights, customer relationships, our climate and our location. As a result, we feel that our competitors in the U.S. would not be able to implement competing technology covered by our patents now, after their expirations or otherwise, without our same combination of non-patented attributes.

We have registered trademarks in the U.S. and in some foreign markets, such as the European Union. Our operations are not dependent upon any single trademark, although some trademarks are identified with a number of our products and are important in the sale and marketing of such products.

Regulations

Several governmental agencies regulate various aspects of our business and our products in the United States, including the Food and Drug Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the State of Hawaii Department of Health, the Department of Agriculture, the Environmental Protection Agency, the United States Postal Service, state attorney general offices and various agencies of the states and localities in which our products are sold. We believe we are in compliance the all material government regulations which apply to our products and operations. However, we are not able to predict the nature of any future laws, regulations, interpretations or applications, nor can we predict what effect future changes would have on our business.

Our international customers are subject to similar governmental agency regulations in their various geographic regions. Compliance by our customers with such local regulations is beyond our control and we cannot predict their ability to maintain such compliance. However, we strive to assist our customers in meeting local regulations pertaining to the use and sale of our products whenever possible.

Environmental Matters

In 2002, we were issued under the Endangered Species Act ("ESA") an Incidental Take Permit ("ITP") by the United States Department of Interior Fish and Wildlife Service ("FWS"). The ESA defines "incidental take" as "incidental to, and not for the purpose of, the carrying out of an otherwise lawful activity." This permit authorizes incidental take of the endangered Hawaiian stilt (*Himantopus mexicanus knudseni)* that is anticipated to occur as a result of ongoing operations and maintenance at our Kona facility. As a mandatory component for the issuance of such permit, we submitted and maintain a Habitat Conservation Plan ("HCP") to ensure that the effects of the permitted action on listed species are adequately minimized and mitigated.

The HCP called for the creation of a nesting and breeding ground for the Hawaiian stilt to offset any take activity. We have complied with these requirements since 2002. The breeding program was so successful that the increase in the Hawaiian stilt population in the area became a potential hazard for the adjacent State airport facility. We disassembled the stilt habitat and are mitigating "take" by using standard non-lethal hazing devices to discourage nesting and breeding.

A requirement of the ITP is to provide insurance coverage for funding the project for the term of the ITP. Our insurance broker was unable to locate an underwriter who would provide such a bond. As permitted by law, the FWS waived this requirement recognizing that this HCP did not involve a significant capital expenditure. However, under Hawaii state law, no waiver provision is available. A new ITP was issued by the FWS on September 29, 2006 and by the State of Hawaii Division of Forestry and Wildlife (DOFAW) on October 13, 2006, both which expire on March 17, 2016. In October 2005, we submitted a new ten-year HCP to the FWS and the DOFAW.

Employees

As of March 31, 2013, we employed 88 people on a full-time basis and one person on a part-time basis. Of the total, 40 are involved in harvesting, production and quality, with the remainder in maintenance, shipping, sales, administration and support. Management believes that its relations with employees are good. Attracting permanent entry level and skilled employees can be difficult due to the limited local population. None of our employees are subject to collective bargaining agreements.

Internet Information

Our Internet address is *www.cyanotech.com.* There we make available, free of charge, copies of Cyanotech documents, news releases and financial statements issued in the last 12 months. Included are copies of the Board of Directors Code of Conduct, the Company's Code of Conduct and Ethics, the Nominating and Corporate Governance Committee Charter, the Compensation Committee Charter and the Charter and Powers of the Audit Committee. The information found on our web site, unless otherwise indicated, is not part of this or any other report we file or furnish to the Securities and Exchange Commission. *Spirulina Pacifica*® and *BioAstin*® are sold directly online through our wholly owned subsidiary website, *www.nutrex-hawaii.com*, as well as through resellers in over 40 countries worldwide. Corporate data and product information are also available at *www.cyanotech.com.*

Item 1A. Risk Factors

You should carefully consider the risks described below which we believe are significant but not the only ones we face. Any of the following risks could have a material adverse effect on our business, financial condition and operating results. You should also refer to the other information contained in this report, including our financial statements and the related notes.

Our production of algae involves an agricultural process, subject to such risks as weather, disease and contamination.

The production of our algae products involves complex agricultural systems with inherent risks including weather, disease, and contamination. These risks are unpredictable and also include such elements as the control and balance of necessary nutrients and other factors. The efficient and effective cultivation of microalgae requires consistent light, warm temperatures, low rainfall and proper chemical balance in a very nutrient-rich environment. If the chemical composition of a pond changes from its required balance, unusually high levels of contamination due to the growth of unwanted organisms or other biological problems may occur and would result in a loss of harvestable output. These often arise without warning and sometimes there are few or no clear indicators as to appropriate remediation or corrective measures. We believe that our technology, systems, processes and favorable growing location generally permit year-round harvest of our microalgal products in a cost-effective manner. However, environmental factors cannot be controlled in an open air environment, therefore, we cannot, and do not attempt to, provide any form of assurance with regard to our systems, processes, location, or cost-effectiveness.

There is risk in operating entirely in one business segment such as the cultivation and production of microalgae at a single production facility.

Single location agricultural and production facilities do not provide the protections and assurances afforded by operations in two or more widely separated locations. Our single location in Hawaii is susceptible to catastrophic natural disasters such as earthquakes, tsunamis, hurricanes and volcanic eruptions. In the event of a natural disaster or localized extended outages of critical utilities or transportation systems, we could experience a significant business interruption. In addition, Hawaii from time to time has experienced shortages of water, electric power and fuels. Future shortages could disrupt our operations and could result in additional expense. Also, a single agricultural facility provides limited biologic diversity protection against invasive, mutant, or harmful organisms.

Our facilities in Hawaii are located adjacent to a major airport, and an aircraft disaster could disrupt our operations.

Our production facility and corporate headquarters in Hawaii are located adjacent to the Keahole International airport. In the event of an aircraft disaster, we could experience a significant business interruption, including loss of water, electrical and communication services as well as inability to access our facilities.

Unfavorable publicity or consumer perception of our products and any similar products distributed by other companies could have a material adverse effect on our business.

The nutritional supplements market is highly dependent upon consumer perception regarding the safety, efficacy and quality of nutritional supplements. Consumer perception of our products can be significantly influenced by scientific research and findings, as well as by national media attention and other publicity regarding the consumption of nutritional supplements. There can be no assurance that future research or publicity will be favorable to the nutritional supplements market or any product in particular, or consistent with earlier publicity. Our dependence on consumer perception means that any adverse reports, findings or publicity, whether or not accurate or with merit, could have a material adverse effect on the demand for our products and on our results of operations, cash flow and financial condition.

The nutritional products industry is extremely competitive. Many of our significant competitors have greater financial and other resources than we do, and one or more of these competitors could use their greater resources to gain market share at our expense.

The nutritional products market includes international, national, regional and local producers and distributors, many of whom have substantially greater production, financial, research and development, personnel and marketing resources than we do, and many of whom offer a greater variety of products. As a result, each of these companies could compete more aggressively and sustain that competition over a longer period of time than we could. Our lack of resources relative to our significant competitors may cause us to fail to anticipate or respond adequately to development of new products and changing consumer demands and preferences, or may cause us to experience significant delays in obtaining or introducing new or enhanced products. These failures or delays could reduce our competitiveness and cause a decline in our market share and sales. Increased competition in our industry could result in price reductions, reduced gross profit margin or loss of market share, any of which could have a material effect on our business, results of operations and financial condition.

We depend heavily on the unique abilities and knowledge of our officers and key personnel. Our Chief Executive Officer and our Chief Scientific Officer have knowledge and experience critical to our ongoing operations of the Company. We also depend on the unique knowledge of our Chief Financial Officer and Vice President of Finance and Administration, Vice President of Operations, Vice President of Sales and Marketing, and Vice President of Quality & Regulatory Affairs. We are a small company and the loss of any such personnel or the delay in the replacement of one could significantly delay the achievement of our business objectives and could adversely affect our ability to do business or could hinder our ability to provide needed management.

The Chief Scientific Officer and founder of our company is our primary scientific resource, continuing to improve production and cultivation technology and to investigate new microalgal products. Our Chief Financial Officer has a unique understanding of our financial systems and needs. Our Vice President Operations has years of experience with the mechanical operation of the production facility and continues to improve our production process. Our Vice President Sales and Marketing has developed valuable personal relationships with domestic and foreign customers. Our Vice President of Quality and Regulatory Affairs has experience and knowledge of federal and state regulations governing our production processes and product representation essential to continuing compliance. Attracting permanent skilled employees in Hawaii can be difficult due to limited local qualified applicants.

Our operations are vulnerable because we have limited personnel and redundancy and backup systems in our data management function.

Our internal order, inventory and product data management system is an electronic system through which orders are placed for our products and through which we manage product pricing, shipment, returns and other matters. This system's continued and uninterrupted performance is critical to our day-to-day business operations. Despite our precautions, unanticipated interruptions in our computer and telecommunications systems have, in the past, caused problems or stoppages in this electronic system. These interruptions, and resulting problems, could occur again in the future. We also have limited personnel available to process purchase orders and to manage product pricing and other matters in any manner other than through this electronic system. Any significant interruption or delay in the operation of this electronic management system could cause a decline in our sales and profitability.

A significant or prolonged economic downturn could have a material adverse effect on our results of operations.

Our results of operations are affected by the business activity of our customers who in turn are affected by the level of economic activity in the industries and markets that they serve. A decline in the level of business activity of our clients or the economy as a whole could have a material adverse effect on our revenues and profit margin.

The global cost of oil derived energy impacts us in several ways, and it may hinder our efforts to achieve profitability. Oil prices primarily impact us through the costs of electricity, transportation, materials and supplies which are tied to the cost of oil either directly or indirectly. The return of a high cost of oil on a global basis may signal a prolonged economic downturn resulting in a material adverse effect on our business.

Our quarterly operating results may vary from quarter to quarter, which may result in increased volatility of our share price.

We have experienced, and may in the future continue to experience, fluctuations in our quarterly operating results. These fluctuations could reduce the market price of our common stock. Factors that may cause our quarterly operating results to vary include, but are not limited to:

- weather-related cultivation difficulties;
- fluctuations in customer demand;
- business decisions of our customers regarding orders for our products;

- changes in energy costs;
- changes in raw material costs;
- production problems which we cannot solve technically or economically;
- contamination of our cultivation and production facilities;
- effects of weather on our ability to meet customer demand;
- timing of promotional activities;
- the introduction of new products by us or our competitors;
- changes in our pricing policies or those of our competitors;
- changes in seasonal and other trends in our customers' buying patterns;
- changes in government regulation, both domestic and foreign;
- fluctuation in foreign currency exchange rates;
- global economic and political conditions and related risks, including acts of terrorism; and
- other factors beyond our control.

A significant portion of our expense levels are relatively fixed. If net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to reduce expenses quickly enough to compensate for the sales shortfall.

Our global operations expose us to complex management, foreign currency, legal, tax and economic risks, which we may not be able to address quickly and adequately.

Our products are marketed in a number of countries around the world. For the year ended March 31, 2013, approximately 37% of our net sales were from sales to foreign customers. As a result, we are subject to a number of risks which include, but are not limited to:

- the burden of complying with a wide variety of national and local laws;
- potentially longer payment cycles for foreign sales;
- restrictions (government and otherwise) on the movement of cash;
- the absence in some jurisdictions of effective laws protecting our intellectual and proprietary property rights, or of enforcement of such laws where they do exist;
- changes in government regulations, both domestic and foreign;
- global economic and political conditions and related risks, including acts of terrorism; and
- fluctuations in foreign currency exchange rates.

If we are unable to protect our intellectual property rights or if we infringe upon the intellectual property rights of others our business may be harmed.

We currently have four United States patents in force: one on aspects of our production methods and three for use of our *BioAstin*® products. We regard our proprietary technology, trade secrets, trademarks and similar intellectual property as important and we rely on a combination of trade secret, contract, patent, copyright and trademark law to establish and protect our rights in our products and technology. However, there can be no assurance that we will be able to protect our technology adequately or that competitors will not be able to develop similar technology independently. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Litigation in the United States or abroad may be necessary to enforce our patent or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation, even if successful, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, results of operations and financial condition. Additionally, if any such claims are asserted against us, we may seek to obtain a license under the third party's intellectual property rights. There can be no assurance, however, that a license would be available on terms acceptable or favorable to us, if at all.

Our insurance liability coverage is limited and may not be adequate to cover potential losses.

In the ordinary course of business, we purchase insurance coverage (e.g., property and liability coverage) to protect us against loss of or damage to our properties and claims made by third parties and employees for property damage or personal injuries. However, the protection provided by such insurance is limited in significant respects and, in some instances, we have no coverage and certain of our insurance policies have substantial "deductibles" or has limits on the maximum amounts that may be recovered. For example, if a tsunami, earthquake or other catastrophic natural disaster should occur, we may not be able to recover all facility restoration costs and revenues lost from business interruption. In addition, we maintain product liability insurance in limited amounts for all of our products involving human consumption; however, broader product liability coverage is prohibitively expensive. Insurers have also introduced new exclusions or limitations of coverage for claims related to certain perils including, but not limited to, mold and terrorism. If a series of losses occurred, such as from a series of lawsuits in the ordinary course of business each of which were subject to the deductible amount, or if the maximum limit of the available insurance were substantially exceeded, we could incur losses in amounts that would have a material adverse effect on our results of operations and financial condition.

Our ability to develop and market new products or modify existing products and production methods may be adversely affected if we lose the services of or cannot replace certain employees knowledgeable in advanced scientific and other fields.

Our products are derived from and depend on proprietary and non-proprietary processes and methods founded on advanced scientific knowledge, skills, and expertise. If the services of employees knowledgeable in these fields are lost and cannot be replaced in a reasonable time frame at reasonable costs, our ability to develop and market new products or modify existing products and production methods would be adversely impacted. At the same time, regulatory compliance surrounding our products and financial matters generally requires a basic knowledge and level of expertise related to production, quality assurance, and financial control. If we lose the services or cannot reasonably replace employees who have the necessary knowledge and expertise our ability to remain in regulatory compliance could be adversely affected.

We may need to raise additional capital in the future which may not be available.

We believe our cash and cash equivalents to be provided from operations will be sufficient to meet our working capital and operating requirements for at least the next 12 months, but we may need to raise additional funds and we may not be able to secure funding on acceptable terms, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our then current stockholders may be reduced. If we raise additional funds through the issuance of convertible debt securities, or through additional debt or similar instruments, such securities, debt, or similar instruments could have rights senior to those of our common stockholders and such instruments could contain provisions restricting our operations. If adequate funds are not available to satisfy either short-term or long-term capital requirements, we may be required to limit operations with adverse results.

We have incurred significant losses in the past. If we incur significant losses in the future, we will experience negative cash flow which may hamper current operations and prevent us from sustaining or expanding our business.

We have incurred net losses in two of the last seven fiscal years. As of March 31, 2013, we had an accumulated deficit of approximately $8,959,000. The Company had net income of $4,209,000, $3,632,000, $1,730,000, $1,391,000 and $1,142,000 for the fiscal years ended March 31, 2013, 2012, 2011, 2010 and 2009, respectively. However, in fiscal years ended March 31, 2008 and 2007, we incurred net losses in the amounts of $1,139,000 and $7,425,000, respectively. The 2007 loss included a non-cash impairment loss on equipment and leasehold improvements of $4,487,000. These account for approximately 96% of our accumulated deficit since our inception. Historically, we have relied upon cash from operations and financing activities to fund all of the cash requirements of our business. However, extended periods of net income do not assure positive cash flows. Future periods of net losses from operations could result in negative cash flow, and may hamper ongoing operations and prevent us from sustaining or expanding our business. We cannot assure you that we will sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve, sustain or increase profitability, our business will be adversely affected and our stock price may decline.

Our stock price is volatile, which could result in substantial losses for investors purchasing shares of our common stock.

Stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, the average daily trading volume of the securities of small companies can be very low. Limited trading volume of our stock may contribute to its future volatility. Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including any of the following:

- volatility resulting from minimal trading activity;
- changes in market valuations of similar companies;
- stock market price and volume fluctuations generally;
- economic conditions specific to the nutritional products industry;
- economic conditions tied to global resource markets, such as fuel costs;
- announcements by us or our competitors of new or enhanced products or of significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;
- fluctuations in our quarterly or annual operating results;
- changes in our pricing policies or the pricing policies of our competitors;
- changes in foreign currency exchange rates affecting our product costs, pricing or our customers markets;
- regulatory developments effecting our specific products or industry; and
- additions or departures of key personnel.

The price at which you purchase shares of our common stock may not be indicative of the price that will prevail later in the trading market. You may be unable to sell your shares of common stock at or above your purchase price, which may result in substantial losses to you. As of March 31, 2013, there were approximately 5.5 million shares of our common stock outstanding. We cannot predict the effect, if any, that future sales of shares of our common stock into the public market will have on the market price of our common stock. Sales of substantial amounts of common stock, including shares issued upon the exercise of stock options, or in anticipation of such sales, may materially and adversely affect prevailing market prices for our common stock.

Recent European Union regulations include stringent requirements for health claims on food and supplement labels.

The European Union has harmonized standards among Member States for health claims on food and supplement labels. The scientific assessment of health claims is performed by the European Food Safety Authority (EFSA), an advisory panel to the European Commission. The European Commission will consider the opinions of EFSA in determining whether to include a health claim on a Positive List of permissible claims. Once the list is published, only health claims for ingredients and products included on the list may be used in promotional materials for products marketed and sold in the European Union. This could severely decrease or limit the marketability for our products in this market area. We have implemented strategies that we believe will allow for continued and increasing sales of our products in the European Union. However there can be no guarantee that such strategies will be successful.

Item 2. Properties

Our principal facility and corporate headquarters is located at the Natural Energy Laboratory of Hawaii Authority ("NELHA") at Keahole Point in Kailua-Kona, Hawaii. It encompasses approximately 90 fully developed acres containing microalgal cultivation ponds, processing facilities, research and quality control laboratories, and sales and administrative offices. The property is leased from the State of Hawaii under a 40-year commercial lease expiring in 2035. We believe that there is sufficient available land at NELHA to meet anticipated needs if a revised NELHA lease can be negotiated with acceptable terms. Under the terms of the existing NELHA lease, we could be required to remove improvements at the end of the lease term. Based upon our analysis, we do not believe the projected cost for such removal to be reasonably estimable, or likely, given historical practices. However, conditions could change in the future. It is not possible to predict such changes or estimate any impact thereof. We also rent warehouse space near NELHA and in Ontario, California, and office space in Los Angeles, California.

Item 3. Legal Proceedings

We are subject to legal proceedings and claims from time to time in the ordinary course of business. Although we cannot predict with certainty the ultimate resolution of legal proceedings and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party is likely to have a material adverse effect on our business, results of operations, cash flows or financial condition.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed and traded on the NASDAQ Capital Market under the symbol "CYAN". The closing price of our common stock was $5.23 as of June 19, 2013. The approximate number of holders of record of our common stock was 1,500. The high and low selling prices as reported by NASDAQ were as follows:

Quarter Ended:	June 30	September 30	December 31	March 31
Fiscal 2013				
Common stock price per share:				
High	$ 10.89	$ 7.24	$ 6.19	$ 5.30
Low	$ 6.57	$ 5.44	$ 4.60	$ 4.28
Fiscal 2012				
Common stock price per share:				
High	$ 3.69	$ 4.38	$ 9.09	$ 11.35
Low	$ 2.93	$ 3.27	$ 3.61	$ 6.10

We are prohibited from declaring any common stock dividends without the prior written consent of a lender per the conditions of an existing term loan agreement with such lender. We have never declared or paid cash dividends on our common stock. We currently do not anticipate paying any cash dividends on common stock.

The following table sets forth the Company's common shares authorized for issuance under equity compensation plans:

	Common shares to be issued upon exercise of options outstanding	Weighted-average exercise price of outstanding options	Common shares available for future grant under equity compensation plans
Equity compensation, plans approved by security holders	1,495,856 shares	$ 4.03	541,601 shares

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide a reader of our financial statements with a narrative of our financial condition, results of operations, liquidity and certain other factors that may affect our future results from the perspective of management.

Our MD&A should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Form 10-K. A more comprehensive description of our products and markets for such products is provided in Part I. Item 1. Business.

Overview

We are a world leader in the production of natural products derived from microalgae, with a core competency in cultivating and processing microalgae into high-value, high-quality natural products for the human nutrition market. We produce our algae in Hawaii and manufacture the finished products in Hawaii and California. Our products are marketed worldwide and are sold in bulk quantities to manufacturers, formulators and distributors in the health foods and nutritional supplements markets and as packaged consumer products to distributors, retailers and direct consumers. We generated 37%, 33% and 42% of our revenues outside of the United States during the years ended March 31, 2013, 2012 and 2011, respectively. Competing in a global marketplace, we are influenced by the general economic conditions of the countries in which our customers operate, including adherence to our customers' local governmental regulations and requirements. Since all sales are made in U.S. currency, we have no material foreign exchange exposure.

Our production levels have a significant impact on our gross profit margin, as well as our ability to meet customer demand. Because our processes are agricultural, it is important to maintain production volumes in order to support the minimal resource levels required to sustain a large-scale open culture agricultural facility. Our production costs include customary variables such as availability and costs of personnel, raw materials, energy, water and freight. These variables fluctuate based on changes in the local, national and world economies. More complex variables include cultivation methods, feeding formulations and harvesting processes, all of which include efforts to anticipate the extent of weather and environmental events and make timely and sufficient adjustments. Although the variability of such costs cannot be fully anticipated, we have focused increased effort in this area in order to produce both spirulina and astaxanthin at levels sufficient to fully absorb production costs into inventory.

Fresh water is critical for our natural astaxanthin production and, while we have not experienced any constraint on fresh water availability, future availability could be negatively impacted by significant growth in the local population as well as by throughput constraints on the water delivery infrastructure owned by the County of Hawaii. Given the criticality of fresh water to our operations and the community, we recycle fresh water where possible and have developed additional water recycling systems in our efforts to utilize fresh water efficiently. Both fresh and sea water require electricity for pumping; and electricity, our single largest expenditure, depends on the cost of fuel which is, in turn, tied to the global price of crude oil.

In our discussion of operating results, we refer to abnormal costs. Complex biological processes in the cultivation and processing of our microalgae are influenced by factors beyond our control—the weather, for example. As a result, we cannot assure that adequate production levels will be consistent period over period. To the extent that our production levels are not sufficient to absorb these costs on a period basis, we recognize abnormal production costs, including fixed cost variances from normal production capacity, as an expense in the period incurred. Abnormal amounts of freight, handling costs and wasted material (spoilage) are recognized as current-period charges and fixed production overhead costs are allocated to inventory based on the normal capacity of production facilities. Normal capacity is defined as "the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance."

To offset increased production costs, we seek ways to increase production efficiencies in volume yield, potency, and quality consistent with our commitment to produce high-value, high-quality products. However, these efforts cannot be guaranteed to achieve the desired results.

We utilize several third-party contractors for the process of extraction for our natural astaxanthin product for the human nutrition market, and several third-party contractors are utilized for both encapsulation (for gelcaps) and micro-encapsulation (for beadlets). Although these services are available from a limited number of sources, we believe that we have the ability to use other parties if any of the current contractors become unavailable. If pricing for any of these services significantly increases, there could be a material adverse effect on our business, financial condition and results of operations. There have not been any significant changes in the cost of extraction or encapsulation services, although we continue to investigate cost effective alternatives to outsourcing. On September 12, 2012, we entered into an agreement with Uhde Corporation of America ("Uhde") for the purchase of supercritical carbon dioxide extraction equipment to be used in the processing of its natural astaxanthin. The equipment is expected to be delivered by the end of fiscal year 2014.

Fiscal 2013 summary:

- Net sales for the year were $27.6 million, an increase of $2.9 million or 12.0% over the prior year, driven primarily by an increase in sales of our consumer products and bulk astaxanthin products, offset by decreased sales of bulk spirulina products due to lower spirulina production in FY13.

- Net income was $4.2 million, an increase of $0.6 million or 16%, driven by the reversal of the remaining $1.9 million valuation allowance on our deferred tax asset as compared to the reversal of $0.8 million in the prior year. This was offset by a decrease in income from operations of $0.6 million as a result of high abnormal production costs associated with low spirulina production, as well as an increase in operating expenses. Earnings per diluted share were $0.74 for fiscal 2013 compared to $0.66 per diluted share for fiscal year 2012.

- Cash from operating activities was $1.9 million, a decrease of $3.2 million from the prior year that was driven by increased accounts receivable and a reduction in accrued expenses related to the payout of the management bonus that was accrued at the end of FY12. Cash and cash equivalents at March 31, 2013 were $4.4 million, down $0.7 million from a year ago. As a result, working capital increased 15% to $9.3 million at March 31, 2013 from $8.1 million a year ago.

Results of Operations for the 2013, 2012 and 2011 Fiscal Years

The following tables present selected consolidated financial data for each of the past three fiscal years ($ in thousands):

Consolidated Performance Summary		2013		2012		2011
Net sales	$	27,581	$	24,631	$	16,827
Net sales increase		12.0%		46.4%		6.9%
Gross profit	$	10,958	$	9,774	$	6,341
Gross profit as % of net sales		39.7%		39.7%		37.7%
SG&A	$	8,659	$	6,871	$	5,112
SG&A as % of net sales		31.4%		27.9%		30.4%
Operating income	$	2,299	$	2,903	$	1,229
Operating income as % of net sales		8.3%		11.8%		7.3%
Income tax benefit (expense)	$	2,021	$	779	$	567
Net income	$	4,209	$	3,632	$	1,730

Net sales by product		2013		2012		2011
Spirulina	$	8,863	$	8,701	$	8,387
Net sales increase - Spirulina		1.9%		3.7%		8.3%
Astaxanthin	$	18,713	$	15,912	$	8,434
Net sales increase - Astaxanthin		17.6%		88.7%		5.7%

Fiscal 2013 results compared with Fiscal 2012

Net Sales The net sales growth of 12% in fiscal 2013 was driven largely by increased demand for *BioAstin®*, fueled by continued media attention on the health benefits of astaxanthin. Our astaxanthin sales increased 17.6% over the prior year. Our spirulina products also received the benefit of positive media on its health benefits and experienced 1.9% growth. Both products are sold in bulk form for use worldwide and in consumer packaged goods distributed primarily in the U.S. We cannot predict the impact of this publicity on future period sales. We will continue to focus on growing the market for our high quality, higher margin consumer products by emphasizing the higher nutritional content of our Hawaiian spirulina and the benefits of our natural astaxanthin over synthetics; however, increased competition may result in the decline of margins in the future

Competition for sales of spirulina remains intense due to the large number of suppliers. We expect competitive pricing pressure to continue in future periods and will continue to focus on the higher quality of Hawaiian spirulina in support of customers who demand higher quality raw materials for their formulations. Conversely, because of the limited number of suppliers and increasing demand for astaxanthin, the competitive forces are currently not quite as high. Because of this, we expect current producers to increase capacity to meet this increasing demand, placing further competitive pressures on us in the future.

Gross Profit Our gross profit percent of net sales remained the same as in fiscal 2012. A 45% increase in sales of our higher margin consumer products was offset by a 6% decrease in bulk sales. This favorable mix impact was offset by abnormal production costs of $1.2 million that consist primarily of underabsorbed overhead costs due primarily to lower levels of spirulina production.

In fiscal 2013, astaxanthin production levels increased by 6.7% over the prior year and spirulina production levels decreased by 13.1%. The increase in astaxanthin production levels was the result of capacity expansion and improvements to our production processes as well as generally favorable growing conditions through the third quarter of fiscal 2013. The decrease in spirulina production levels was driven by a morphological change in the size of the algae that inhibited successful harvests. We recently implemented process changes and ordered additional process equipment for culture media which should gradually increase production levels and help ensure more sustainable production over the long term.

Continued volatility in fuel costs in the future is likely. Therefore, we expect that electricity, water and shipping costs could be higher due to the impact of fuel cost increases for fiscal 2014. We continue to strive to increase production efficiencies in volume yield, potency and quality consistent with our commitment to produce high-value, high-quality products. However, these efforts cannot be guaranteed to achieve the desired results.

Operating Expenses Operating expenses increased by $1,788,000, or 25%, in 2013 and increased as a percentage of net sales by 3.5%. General and Administrative expenses increased $666,000, or 17%, due to an increase in legal fees of $520,000, increases in costs associated with stock option grants to key employees of $233,000 and an increase in compensation costs related to salaries and benefits for new hires and transfers of $195,000, offset by a reduction in bonus expense of $376,000. Sales and Marketing expenses increased $1,195,000, or 48%, as a result of the expansion of our distribution of consumer products. Major components of these costs are a $811,000 increase in advertising and promotion a $195,000 increase in compensation costs related to salary adjustments, benefits and new hires. R&D expenses decreased $62,000, or 19%, due to a $32,000 reduction in bonus expense as well as reductions in general operating costs.

Other Expense Other expense is comprised primarily of interest expense on term loans, amortization of debt issue costs and interest on other financing agreements, offset by deminimus interest earned and miscellaneous sales. The increase of $61,000 in 2013 is primarily due to the write off of unamortized debt issue costs related to early payoff of the previous Term Loan.

Income Taxes For fiscal 2013 we recorded an income tax benefit of $2,021,000 compared with an income tax benefit of $779,000 for 2012. The 2013 and 2012 tax benefits are the result of a reduction in the deferred tax valuation allowance and recording of a net deferred tax asset. As a result, our effective tax rate was -92.4% and -27.3% for the fiscal years ended March 31, 2013 and 2012, respectively. As of March 31, 2013, there is no valuation allowance on our deferred tax asset, which now totals $3,539,000, compared to a $2,994,000 valuation allowance on gross deferred tax assets of $4,437,000 at the end of last year. At March 31, 2013 we had a Federal net operating loss carry forward of $9,976,000 and a state net operating loss of $6,070,000 for Hawaii.

Fiscal 2012 results compared with Fiscal 2011

Net Sales The net sales growth of 46.4% in fiscal 2012 was driven largely by increased demand for *BioAstin®*, fueled by continued mainstream media attention on the health benefits of astaxanthin. Our astaxanthin sales increased 88.7% over the prior year. Our spirulina products also received the benefit of positive media on its health benefits and experienced 3.7% growth. Both products are sold in bulk form for use worldwide and in consumer packaged goods distributed primarily in the U.S. We cannot predict the impact of this publicity on future period sales. We will continue to focus on growing the market for our high quality, higher margin consumer products by emphasizing the higher nutritional content of our Hawaiian spirulina and the benefits of our natural astaxanthin over synthetics; however, increased competition may result in the decline of margins in the future.

Competition for sales of spirulina remains intense due to the large number of suppliers. We expect competitive pricing pressure to continue in future periods and will continue to focus on the higher quality of Hawaiian spirulina in support of customers who demand higher quality raw materials for their formulations. Conversely, because of the limited number of suppliers and increasing demand for astaxanthin, the competitive forces are currently not quite as high. Because of this, we expect current producers to increase capacity to meet this increasing demand, placing further competitive pressures on us in the future.

Gross Profit Our gross profit percent of net sales increased by 2% in fiscal 2012. An increase in sales of our higher margin consumer and bulk astaxanthin sales, and increased astaxanthin production accounted for the growth. This favorable mix impact was partially offset by abnormal production costs of $1.2 million in 2012 compared to $0.5 million in the prior year, mostly related to spirulina production.

In fiscal 2012, astaxanthin production levels increased by 69% over the prior year and spirulina production levels decreased by 12%. The increase in astaxanthin production levels was the result of improvements to our production processes as well as generally favorable growing conditions through the third quarter of fiscal 2012. These factors combined to increase output and reduce unit costs of astaxanthin. The decrease in spirulina production levels was driven by a morphological change in the size of the algae that inhibited successful harvests. We recently implemented process changes and ordered additional process equipment for culture media which should gradually increase production levels and help ensure more sustainable production over the long term.

Operating Expenses Operating expenses increased by $1,759,000, or 34%, in 2012 but decreased as a percentage of net sales by 2.5%. Included in this is an increase in General and Administrative expenses of $1,192,000, or 42%, due to increases in costs associated with stock option grants to key employees of $376,000, increased bonus costs of $338,000 as a result of the financial performance for the year, an increase in compensation costs related to salary adjustments and new hires of $194,000 and increased recruitment costs of $102,000. Sales and Marketing expenses increased $494,000, or 25%, consisting of increased commissions of $189,000 driven by sales growth, increased bonus costs of $125,000 as result of the financial performance for the year and increased advertising and promotion spending $76,000 to build our consumer business.

Other Expense Other expense is comprised primarily of interest expense on term loans, amortization of debt issue costs and interest on other financing agreements, offset by deminimus interest earned and miscellaneous sales. The reduction of $16,000 in 2012 is primarily due to the reduction of the principal balance on our Term Loans.

Income Taxes For fiscal 2012 we recorded an income tax benefit of $779,000 compared with an income tax benefit of $567,000 for 2011. The 2012 and 2011 tax benefits are the result of a reduction in the deferred tax valuation allowance and recording of a net deferred tax asset. As a result, our effective tax rate was -27.3% and -48.8% for the fiscal years ended March 31, 2012 and 2011, respectively. As of March 31, 2012, the remaining valuation allowance on our deferred tax asset was $3 million, compared to $5 million at March 31, 2011. At March 31, 2012 we had a Federal net operating loss carry forward of $12.3 million and state net operating losses of $7.6 million and $0.5 million for Hawaii and California, respectively.

Liquidity and Capital Resources

Sources of Liquidity As of March 31, 2013, we had $9,306,000 in working capital, compared to $8,058,000 at March 31, 2012. Additionally, at March 31, 2013, we had $3,360,000 in restricted cash that will be used to acquire new processing equipment and leasehold improvements. Funds generated by operating activities and available cash and cash equivalents continue to be our most significant sources of liquidity for working capital requirements and for funding of investments in equipment, leasehold improvements and system upgrades. Based upon our current operating plan, analysis of our consolidated financial position and projected future results of operations, we believe that our operating cash flows and existing cash balances will be sufficient to finance current operating requirements and meet debt service and planned capital expenditures, for the next 12 months. We use estimates of future financial results including projected revenue, fund expenses, borrowings, and capital expenditures in reaching our conclusions. Such estimates are subject to change based on future results and such change could cause future results to vary significantly from expected results presented in this Form 10-K. Any significant investments in capital equipment related to capacity expansion may not be able to be funded from operating activities and available cash, and may require additional debt or equity funding.

Our results of operations and financial condition can be affected by numerous factors, many of which are beyond our control and could cause future results of operations to fluctuate materially as it has in the past. Future operating results may fluctuate as a result of changes in sales volumes to our largest customers, weather patterns, increased competition, increased materials, nutrient and energy costs, government regulations and other factors beyond our control.

A significant portion of our expense levels are relatively fixed, so the timing of increases in expenses is based in large part on forecasts of future sales. If net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust spending quickly enough to compensate for the sales shortfall. We may also choose to reduce prices or increase spending in response to market conditions, which may have a material adverse effect on financial condition and results of operations.

Contractual Obligations

The following table presents our contractual obligations at March 31, 2013 (in thousands):

	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
Term Loans(1)	$ 128	$ 407	$ 405	$ 4,642	$ 5,582
Interest payments(2)	301	575	534	2,091	3,501
Operating Leases(3)	468	889	608	5,311	7,276
Purchase obligations(4)	1,737	—	—	—	1,737
Total	$ 2,634	$ 1,871	$ 1,547	$ 12,044	$ 18,096

Note: For additional information refer to Note 6, *Long-Term Debt* and Note 7, *Leases* in the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data,* of this Annual Report on Form 10-K.

(1) Includes term loans with a current balance of $5,500,000, secured by substantially all of the assets of the Company. Also includes four equipment loans and an auto loan with a combined current balance of $82,000.

(2) Interest calculated from loan amortization using current rates.

(3) Operating lease obligations do not include percentage rent, property taxes and payments for common area maintenance.

(4) Purchase obligations include agreements to purchase goods or services that are enforceable, are legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include agreements that are cancelable without penalty.

Cash Flows The following table summarizes our cash flows from operating, investing and financing activities for each of the past three fiscal years ($ in thousands):

	2013	2012	2011
Total cash is provided by (used in):			
Operating activities	$ 1,897	$ 5,082	$ 1,747
Investing activities	(7,254)	(2,029)	(264)
Financing activities	4,660	(54)	(238)
Increase (decrease) in cash and cash equivalents	$ (697)	$ 2,999	$ 1,245

The decrease in cash provided by operating activities in fiscal 2013 compared to fiscal 2012 was driven largely by the increase in accounts receivable of $1,393,000 due to sales growth, compared to a reduction of $304,000 in fiscal 2012, and the payment of $613,000 in bonuses that were accrued as of the end of fiscal 2012. The increase in cash provided by operating activities in fiscal 2012 compared to fiscal 2011 was driven largely by the increase in sales and related profit. Increases in accounts payable, relating to increased activity with our third party processors and service providers, and accrued expenses, which included a bonus accrual of $613,000, contributed $1,201,000 million of this increase.

Cash used in investing activities increased in fiscal 2013 compared to fiscal 2012 due to the investment in equipment and leasehold improvements to increase astaxanthin production capacity as well as the construction of a new office facility at the Kona headquarters. Cash used in investing activities increased in fiscal 2012 compared to fiscal 2011 due to the investment in capital projects to increase astaxanthin production capacity and improve overall production efficiencies.

Cash provided by financing activities increased in fiscal 2013 due to the receipt of proceeds from new term loans. The decrease in fiscal 2012 compared to fiscal 2011 was also the result of a payment on a line of credit in fiscal 2011 that was not utilized in fiscal 2012.

Effect of Recently Issued Accounting Standards and Estimates

We do not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, will have a material effect on our consolidated financial position, results of operations, or cash flows.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with those accounting principles requires management to make judgments and estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management regularly re-evaluates its judgments and estimates which are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Management believes that of its significant accounting policies, policies that may involve a higher degree of judgment and complexity are inventory valuations, valuation of equipment and leasehold improvements and long-lived assets, and income taxes.

Revenue — We recognize revenues as goods are shipped to customers and title is transferred. The criteria for recognition of revenue are when persuasive evidence that an arrangement exists and both title and risk of loss have passed to the customer, the price is fixed or determinable, and collectability is reasonably assured. Sales returns and allowances are estimated and recorded as a reduction to sales in the period in which sales are recorded. We record net shipping charges and sales tax in cost of goods sold.

Inventory - We record inventories at the lower of cost or market. Cost is defined as the sum of the applicable expenditures and charges directly or indirectly incurred in bringing inventories to their existing condition and location. Cost for inventory purposes may be determined under any one of several assumptions as to the flow of cost factors, such as first-in, first-out; average cost; and last-in, first-out. Our inventories are stated using the first-in, first-out method. Inventory values are subject to many critical estimates, including production levels and capacity, changes in the prices paid for raw materials, supplies, and labor, changes in yield, potency, and quality of biomass, changes in processing or production methods, and changes in the carrying value of our inventories resulting from the prices our customers are willing to pay for our products. Such estimates are revised quarterly. Changes in management's estimates could result in increases or decreases in the recorded amounts of inventory and cost of sales.

To the extent that our production levels are not sufficient to absorb all production costs on a period basis, we recognize abnormal production costs, including fixed cost variances from normal production capacity, as an expense in the period incurred. Abnormal amounts of freight, handling costs and wasted material (spoilage) are recognized as current-period charges and fixed production overhead costs are allocated to inventory based on the normal capacity of production facilities. Normal capacity is defined as "the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance." Changes in management's estimates could result in increases or decreases in the recorded amounts of inventory and cost of sales.

Management reviews inventory levels, inventory turnover, product age and product marketability quarterly to evaluate recoverability and determine if a reserve for inventory is deemed necessary. At March 31, 2013 an inventory reserve in the amount of $9,000 has been recognized, compared to $41,000 as of March 31, 2012.

Equipment and leasehold improvements - Equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Self-constructed leasehold improvements include design, construction and supervision costs. These costs are recorded in construction in progress and are transferred to equipment and leasehold improvements when construction is completed and the facilities are placed in service. Long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent that the carrying amount exceeds the asset's fair value. We have not recognized any impairment of long lived assets in 2013 or 2012.

Income taxes - Income taxes are accounted for under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be recovered or settled. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. Judgment is required in assessing the need for the valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on our operating results for the past five years we believe that we will generate taxable income in future periods and therefore, conclude that it is more likely than not we will realize our deferred tax assets before they expire. Accordingly, we reduced our valuation allowance by $1,912,000 during 2013 and recognized an income tax benefit of $2,021,000 in the current year. We reduced our valuation allowance by $892,000 during fiscal 2012 and recognized an income tax benefit of $779,000 in that year. Our estimates of deferred tax assets to be realized may change in future periods, which could result in additional changes to our valuation allowance. Management has assessed the impact of uncertain tax positions to be immaterial. Should our operating performance not continue for a sustained period, we may need to re-establish some or all of the valuation allowance.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We do not enter into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments is not material.

We have two term loans with interest rates that adjust quarterly based on the prime rate. As such, we are exposed to the interest rate risk whereby a 1% increase in the prime rate would lead to an increase of approximately $55,000 in interest expense for the year ending March 31, 2014 (based on March 31, 2013 amounts outstanding).

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cyanotech Corporation

We have audited the accompanying consolidated balance sheets of Cyanotech Corporation (a Nevada corporation) and subsidiary (the "Company") as of March 31, 2013 and 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2013. Our audits of the basic consolidated financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cyanotech Corporation and subsidiary as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Irvine, California
June 24, 2013

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

March 31,

	2013	2012
	(in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,364	$ 5,061
Accounts receivable, net of allowance for doubtful accounts of $6 in 2013 and $16 in 2012	3,766	2,373
Inventories, net	3,688	3,548
Deferred tax assets	110	137
Prepaid expenses and other current assets	263	300
Total current assets	12,191	11,419
Equipment and leasehold improvements, net	8,835	5,834
Restricted cash	3,360	—
Deferred tax assets	3,429	1,307
Other assets	772	478
Total assets	$ 28,587	$ 19,038
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 128	$ 234
Customer deposits	33	49
Accounts payable	1,852	1,726
Accrued expenses	872	1,352
Total current liabilities	2,885	3,361
Long-term debt, less current maturities	5,454	400
Deferred rent	21	12
Total liabilities	8,360	3,773
Commitments and contingencies		
Stockholders' equity:		
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 5,463,938 shares at 2013 and 5,440,968 shares at 2012	109	109
Additional paid-in capital	29,077	28,324
Accumulated deficit	(8,959)	(13,168)
Total stockholders' equity	20,227	15,265
Total liabilities and stockholders' equity	$ 28,587	$ 19,038

See accompanying notes to consolidated financial statements

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended March 31,

	2013	2012	2011
	(in thousands, except per share data)		
Net sales	$ 27,581	$ 24,631	$ 16,827
Cost of sales	16,623	14,857	10,486
Gross profit	10,958	9,774	6,341
Operating expenses:			
General and administrative	4,680	4,014	2,822
Sales and marketing	3,675	2,480	1,986
Research and development	258	320	282
Loss on disposal of equipment and leasehold improvements	46	57	22
Total operating expense	8,659	6,871	5,112
Income from operations	2,299	2,903	1,229
Other income (expense):			
Loss on extinguishment of debt	(51)	—	—
Interest expense, net	(60)	(55)	(70)
Other income, net	—	5	4
Total other expense, net	(111)	(50)	(66)
Income before income tax benefit (expense)	2,188	2,853	1,163
Income tax benefit (expense)	2,021	779	567
Net income	$ 4,209	$ 3,632	$ 1,730
Net income per share:			
Basic	$ 0.77	$ 0.67	$ 0.32
Diluted	$ 0.74	$ 0.66	$ 0.32
Shares used in calculation of net income per share:			
Basic	5,455	5,414	5,353
Diluted	5,655	5,534	5,413

See accompanying notes to consolidated financial statements

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended March 31, 2013, 2012 and 2011

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	(in thousands, except per share data)				
Balances at March 31, 2010	5,252,572	$ 105	$ 27,545	$ (18,530)	$ 9,120
Issuances of common stock for Director Stock Grants	10,000	—	27	—	27
Issuance of common stock for exercise of stock options for cash	132,596	3	184	—	187
Compensation expense related to stock options	—	—	47	—	47
Net income	—	—	—	1,730	1,730
Balances at March 31, 2011	5,395,168	108	27,803	(16,800)	11,111
Issuances of common stock for Director Stock Grants	8,000	—	30	—	30
Issuance of common stock for exercise of stock options for cash	37,800	1	68	—	69
Compensation expense related to stock options	—	—	423	—	423
Net income	—	—	—	3,632	3,632
Balances at March 31, 2012	5,440,968	109	28,324	(13,168)	15,265
Issuances of common stock for Director Stock Grants	13,000	—	74	—	74
Issuance of common stock for exercise of stock options for cash	9,970	—	23	—	23
Compensation expense related to stock options	—	—	656	—	656
Net income	—	—	—	4,209	4,209
Balances at March 31, 2013	5,463,938	$ 109	$ 29,077	$ (8,959)	$ 20,227

See accompanying notes to consolidated financial statements

CYANOTECH CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31,

	2013	2012	2011
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,209	$ 3,632	$ 1,730
Adjustments to reconcile net income to cash provided by operating activities:			
Loss on extinguishment of debt	51	—	—
Loss on disposal of equipment and leasehold improvements	46	57	22
Depreciation and amortization	847	695	617
Amortization of debt issue costs and other assets	94	42	31
Share based compensation expense	730	453	74
(Reduction of) provision for allowance for doubtful accounts	(10)	(36)	48
(Reduction of) provision for inventory reserve	(32)	(107)	93
Deferred income tax benefit	(2,095)	(892)	(552)
Net (increase) decrease in assets:			
Accounts receivable	(1,382)	304	(625)
Inventories	(108)	186	213
Prepaid expenses and other assets	(92)	(399)	(50)
Net increase (decrease) in liabilities:			
Customer deposits	(16)	(66)	115
Accounts payable	126	672	(71)
Accrued expenses	(480)	529	102
Deferred rent	9	12	—
Net cash provided by operating activities	1,897	5,082	1,747
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in equipment and leasehold improvements	(3,894)	(2,029)	(514)
(Investment in) proceeds from restricted cash	(3,360)	—	250
Net cash used in investing activities	(7,254)	(2,029)	(264)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock and exercise of stock options	23	69	187
Proceeds from long-term debt, net of costs	5,531	95	—
Principal payments on long-term debt	(635)	(218)	(275)
Payments for debt issuance costs	(259)	—	—
Net repayments on line of credit	—	—	(150)
Net cash provided by (used in) financing activities	4,660	(54)	(238)
Net increase (decrease) in cash and cash equivalents	(697)	2,999	1,245
Cash and cash equivalents at beginning of year	5,061	2,062	817
Cash and cash equivalents at end of year	$ 4,364	$ 5,061	$ 2,062
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 117	$ 59	$ 48
Income taxes	$ 73	$ 115	$ 15
NON-CASH FINANCING AND INVESTING ACTIVITIES:			
Additions to equipment	1,699	$ 95	$ —

See accompanying notes to consolidated financial statements

CYANOTECH CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 Description of Business and Summary of Accounting Policies

Description of Business

Cyanotech Corporation (the "Company") cultivates and produces high-value, high-quality natural products derived from microalgae for the nutritional supplements market. The Company currently cultivates, on a large-scale basis, two microalgal species from which its two major product lines are derived. The Company manufactures all of its products in the United States and sells its products worldwide. As the Company's operations are solely related to microalgae-based products, management of the Company considers its operations to be in one industry segment. Correspondingly, the Company records revenue and cost of sales information by product category.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of Cyanotech Corporation and its wholly owned subsidiary, Nutrex Hawaii, Inc. ("Nutrex Hawaii" or "Nutrex"). All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Management reviews these estimates and assumptions periodically and reflects the effect of revisions in the period that they are determined to be necessary. Actual results could differ significantly from those estimates and assumptions. Significant estimates include inventory valuation and determination of production capacity and abnormal product costs, reserve for inventory, allowance for bad debts and valuation of deferred tax asset.

Financial Instruments

Cash primarily consists of cash on hand and cash in bank deposits.

The Company applies a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2—Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable - Due to the short-term nature of these instruments, management believes that the carrying amounts approximate fair value.

Long-Term Debt - The carrying amount of long-term debt approximates fair value as interest rates applied to the underlying debt are adjusted quarterly to market interest rates, which approximate current interest rates for similar debt instruments of comparable maturities.

Concentration of credit risk

The Company maintains its cash accounts with banks located in Hawaii. The total cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per bank. The Company had cash balances on deposit with Hawaiian banks at March 31, 2013 that exceeded the balance insured by the FDIC by $3,110,000 in one bank and $4,201,000 in the other. No customers accounted for 10% of accounts receivable at March 31, 2013 and 2012.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not accrue interest. The allowance for doubtful accounts reflects management's best estimate of probable credit losses inherent in the accounts receivable balance. Management determines the allowance based on historical experience, specifically identified nonpaying accounts and other currently available evidence. Management reviews its allowance for doubtful accounts monthly with focus on significant individual past due balances over 90 days. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories, net

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Market is defined as sales price less cost to dispose and a normal profit margin. Inventory costs include materials, labor, overhead and third party costs.

Management provides a reserve against inventory for known or expected inventory obsolescence. The reserve is determined by specific review of inventory items for product age and quality which may affect salability. At March 31, 2013 and 2012 the inventory reserve was $9,000 and $41,000, respectively.

The Company recognizes abnormal production costs, including fixed cost variances from normal production capacity, as an expense in the period incurred. Abnormal amounts of freight, handling costs and wasted material (spoilage) are recognized as current period charges and fixed production overhead costs are allocated to inventory based on the normal capacity of production facilities. Normal capacity is defined as "the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance." The Company expensed abnormal production costs of $1,157,000, $1,174,000 and $439,000 to cost of sales for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. Non-inventoriable fixed costs were $94,000, $53,000 and $71,000 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively, and have been classified in cost of sales.

Equipment and Leasehold Improvements, net

Equipment and leasehold improvements are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment and furniture and fixtures, and the shorter of the land lease term (see Notes 3 and 7) or estimated useful lives for leasehold improvements as follows:

Equipment	3 to 10 years
Furniture and fixtures	3 to 7 years
Leasehold improvements	10 to 25 years

Capital project costs are accumulated in construction in-progress until completed, at which time the costs are transferred to the relevant asset and commence depreciation. Repair and maintenance cost are expensed in the period incurred. Repairs and maintenance that significantly increase the useful life or value of the asset are capitalized and depreciated over the remaining life of the asset. The Company capitalizes interest cost incurred on funds used to construct property, plant, and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Interest cost capitalized was $54,000 in 2013. No interest was capitalized in the prior year.

Impairment of Long-Lived Assets

Management reviews long-lived assets, such as equipment, leasehold improvements and purchased intangibles subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent that the carrying amount exceeds the asset's fair value. Assets to be disposed of and related liabilities would be separately presented in the consolidated balance sheet. Assets to be disposed of would be reported at the lower of the carrying value or fair value less costs to sell and would not be depreciated.

Accounting for Assets Retirement Obligations

Management evaluates quarterly the potential liability for asset retirement obligations under the Company's lease for its principal facility and corporate headquarters. No liability has been recognized as of March 31, 2013 and 2012 (see Note 7).

Revenue Recognition

The Company recognizes revenues as goods are shipped to customers and title is transferred. The criteria for recognition of revenue are when persuasive evidence that an arrangement exists and both title and risk of loss have passed to the customer, the price is fixed or determinable, and collectability is reasonably assured. Sales returns and allowances are estimated and recorded as a reduction to sales in the period in which sales are recorded. The Company records net shipping charges and sales tax in cost of goods sold.

Research and Development and Advertising

Research and development and advertising costs are expensed as incurred. Consolidated advertising expense for the years ended March 31, 2013, 2012 and 2011 was $575,000, $320,000 and $282,000, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using income tax rates applicable to the period in which the tax difference is expected to reverse. A valuation allowance is recorded when management determines that some or all of the deferred tax assets are not likely to be realized.

In evaluating a tax position for recognition, management evaluates whether it is more-likely-than-not that a position will be sustained upon examination, including resolution of related appeals or litigation processes, based on technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the tax position is measured and recognized in the Company's financial statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon settlement. As of March 31, 2013 and 2012, there was no significant liability for income tax associated with unrecognized tax benefits.

The Company recognizes accrued interest related to unrecognized tax benefits as well as any related penalties in interest expense in its condensed consolidated statements of operations. As of the date of adoption and during the years ended March 31, 2013, and 2012, there was no accrual for the payment of interest and penalties related to uncertain tax positions.

Share-Based Compensation

The Company accounts for share-based payment arrangements using fair value. If an award vests or becomes exercisable based on the achievement of a condition other than service, such as for meeting certain performance or market condition, the award is classified as a liability. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. The Company currently has no liability-classified awards. Equity- classified awards, including grants of employee stock options, are measured at the grant-date fair value of the award and are not subsequently remeasured unless an award is modified. The cost of equity-classified awards is recognized in the income statement over the period during which an employee is required to provide the service in exchange for the award, or the vesting period. All of the Company's stock options are service-based awards, and considered equity-classified awards; as such, they are reflected only in Equity and Compensation Expense accounts.

The Company utilizes the Black-Scholes option pricing model to determine the fair value of each option award. Expected volatilities are based on the historical volatility of the Company's common stock over a period consistent with that of the expected term of the options. The expected term of the options are estimated based on factors such as vesting periods, contractual expiration dates and historical exercise behavior. The risk-free rates for periods within the contractual life of the options are based on the yields of U.S. Treasury instruments with terms comparable to the estimated option terms.

Per Share Amounts

Basic earnings per common share is calculated by dividing net income for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per common share is calculated by dividing net income for the year by the sum of the weighted average number of common shares outstanding during the year plus the number of potentially dilutive common shares ("dilutive securities") that were outstanding during the year. Dilutive securities include options granted pursuant to the Company's stock option plans, potential shares related to the Employee Stock Purchase Plan and Restricted Stock grants to employees and non-employees. Dilutive securities related to the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Potentially dilutive securities are excluded from the computation of earnings per share in periods in which a net loss is reported, as their effect would be antidilutive. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended March 31, 2013, 2012 and 2011 is presented in Note 11

Note 2 Inventories, net

Inventories consist of the following as of March 31, 2013 and 2012:

	2013	2012
	(in thousands)	
Raw materials	$ 932	$ 344
Work in process	330	253
Finished goods(1)	2,164	2,722
Supplies	262	229
	$ 3,688	$ 3,548

(1) Net of reserve for obsolescence of $9,000 and $41,000 at March 31, 2013 and 2012, respectively.

Note 3 Equipment and Leasehold Improvements, net

Equipment and leasehold improvements consists of the following as of March 31, 2013 and 2012:

	2013	2012
	(in thousands)	
Equipment(1)	$ 7,455	$ 6,695
Leasehold improvements	8,313	7,524
Furniture and fixtures	208	154
	15,976	14,373
Less accumulated depreciation and amortization	(10,496)	(9,867)
Construction in-progress	3,355	1,328
	$ 8,835	$ 5,834

(1) Includes $97,000 of equipment under capital lease at March 31, 2013 and 2012, with accumulated amortization of $58,000 and $39,000, respectively.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. No such event occurred during the fiscal years ended March 31, 2013, 2012 and 2011. The Company recognized a loss on disposal of equipment and leasehold improvements in the amount of $46,000, $57,000 and $22,000 in fiscal 2013, 2012 and 2011 respectively.

Note 4 Accrued Expenses

Components of accrued expenses as of March 31, 2013 and 2012 are as follows:

	2013	2012
	(in thousands)	
Wages, commissions and profit sharing	$ 623	$ 491
Bonuses	—	642
Customer rebates	109	69
Other accrued expenses	140	150
	$ 872	$ 1,352

Note 5 Line of Credit

On March 22, 2011, the Company renewed the agreement with First Hawaiian Bank for a Line of Credit in the amount of $350,000 with a maturity date of April 1, 2012. The obligation is secured by the Company's U.S. accounts receivable and bears a variable interest rate based on prime plus 2%. There was no outstanding balance as of March 31,2012. The weighted average interest rate was 5.25% for the years ending. The credit agreement required the Company to meet certain financial covenants. The Company was in compliance with these financial covenants at March 31, 2012. The line of credit was not renewed upon expiration April 1, 2012.

Note 6 Long-Term Debt

Long-term debt consists of the following as of March 31, 2013 and 2012 as follows:

	2013	2012
	(in thousands)	
Term loans	$ 5,582	$ 634
Less current maturities	(128)	(234)
Long-term debt, excluding current maturities	$ 5,454	$ 400

Term Loans

The Company executed a loan agreement with a lender providing for $5,500,000 in aggregate credit facilities (the "Loan") secured by substantially all the Company's assets, pursuant to a Term Loan Agreement dated August 14, 2012 (the "Loan Agreement"). The Loan Agreement is evidenced by promissory notes in the amounts of $2,250,000 and $3,250,000, the repayment of which is partially guaranteed under the provisions of a United States Department of Agriculture ("USDA") Rural Development Guarantee program (the "Guarantees"). The proceeds of the Loan will be used to acquire new processing equipment and leasehold improvements at its Kona, Hawaii facility.

The provisions of the Loan require the payment of interest only for the first 12 months of the term; thereafter, and until its maturity on August 14, 2032, the obligation fully amortizes over nineteen (19) years. Interest on the Loan accrues on the outstanding principal balance at an annual variable rate equal to the published Wall Street Journal prime rate (3.25% at March 31, 2013) plus 1.0% and is adjustable on the first day of each calendar quarter and fixed for that quarter. At no time shall the annual interest rate be less than 5.50%. The Loan has a prepayment penalty of 5% for any prepayment made prior to the first anniversary of the date of the Loan Agreement, which penalty is reduced by 1% each year thereafter until the fifth anniversary of such date, after which there is no prepayment penalty. The balance under this Loan was $5,500,000 at March 31, 2013. Proceeds from the Loan are classified as restricted cash until drawn upon to acquire new processing equipment and leasehold improvements.

The Loan includes a one-time origination and guaranty fees totaling $214,500 and an annual renewal fee payable in the amount of 0.25% of the USDA guaranteed portion of the outstanding principal balance as of December 31 of each year, beginning December 31, 2012. The USDA has guaranteed 80% of all amounts owing under the Loan. The Company is subject to financial covenants and customary affirmative and negative covenants. The Company was in compliance with these financial covenants at March 31, 2013.

The Company has three equipment loans with John Deere credit providing for $103,000 in equipment financing; these loans are payable in 48 equal monthly principal payments. At March 31, 2013 the total outstanding combined balance was approximately $66,000. The equipment loans have maturity dates of May 2015 as to $23,000, November 2015 as to $19,000 and June 2016 as to $24,000. The loans are at a 0% rate of interest and are net of unamortized discount of $2,000 at March 31, 2013 and 2012.

In September 2011, the Company executed a Term Loan Agreement with Nissan Motor Acceptance Corporation providing for $23,000 in equipment financing, secured by the equipment. The Term Loan has a maturity date of September 13, 2016 and is payable in 60 equal monthly principal payments. The interest rate under this Term Loan is 0%. Imputed interest at a rate of 2% (cash discount offered by seller) has been recorded and is being amortized as interest over the term of the loan. The balance outstanding under the Term Loan was $15,000 and $20,000 at March 31, 2013 and 2012, respectively, less the unamortized discount of $600 and $900 at March 31, 2013 and 2012, respectively.

Capital Lease

In March 2010, the Company executed a capital lease agreement with Thermo Fisher Financial providing for $97,000 in equipment, secured by the equipment financed. The capital lease matured in March 2013 and was payable in 36 equal monthly payments. The interest rate under this capital lease is 6.6%. The balance under this lease was $0 and $34,000 at March 31, 2013 and 2012, respectively.

Future principal payments under the loan agreements as of March 31, 2013 are as follows:

Year ending March 31		(in thousands)
2014	$	128
2015		204
2016		203
2017		199
2018		206
Thereafter		4,642
Total principal payments	$	5,582

Note 7 Leases

The Company's principal facility and its corporate headquarters are located at the Natural Energy Laboratory of Hawaii Authority ("NELHA") at Keahole Point in Kailua-Kona, Hawaii. The property is leased from the State of Hawaii under a 40-year commercial lease expiring in 2035. Under the terms of the existing NELHA lease, the Company could be required to remove improvements at the end of the lease term. Under generally accepted accounting principles in the United States, an entity should recognize the fair value of a liability for an asset retirement obligation in the period in which the retirement obligation is incurred, if a reasonable estimate of fair value can be made. If such an estimate cannot be made in the period the asset retirement obligation is incurred, the liability should be recognized when the fair value can be reasonably estimated. Based on communications with NELHA, we do not believe the projected cost for such removal to be material to the consolidated financial statements, or likely, given historical practices. However, conditions could change in the future. It is not possible to predict such changes or estimate any impact thereof.

The Company leases facilities, equipment and land under operating leases expiring through 2035. The land lease provides for contingent rentals in excess of minimum rental commitments based on a percentage of the Company's sales. Contingent rental for the years ended March 31, 2013, 2012 and 2011 was $75,000, $188,000 and $96,000, respectively.

Future minimum lease payments under non-cancelable operating leases at March 31, 2013 are as follows:

Year ending March 31		(in thousands)
2014	$	468
2015		480
2016		409
2017		309
2018		299
Thereafter		5,311
Total minimum lease payments	$	7,276

Rent expense, including contingent rent, under operating leases amounted to $602,000, $509,000 and $370,000 for the years ended March 31, 2013, 2012 and 2011, respectively.

Note 8 Commitments and Contingencies

On September 12, 2012, the Company entered into an agreement with Uhde Corporation of America ("Uhde") for the purchase of supercritical carbon dioxide extraction equipment to be used in the processing of its natural astaxanthin ("Equipment"). Pursuant to the terms of the agreement, Uhde will build, ship and provide assistance in installing the Equipment, which is required to be delivered in approximately 14 months from the date of the agreement. The Company will pay Uhde an aggregate of $3,222,000 for the equipment and services, of which $1,612,000 remains unpaid as of March 31, 2013. Progress payments through March 31, 2013 of $1,611,000 have been classified in construction in progress in the consolidated balance sheet.

The Company is subject to legal proceedings and claims from time to time in the ordinary course of business. Although management cannot predict with certainty the ultimate resolution of legal proceedings and claims asserted against the Company, management does not believe that any currently pending legal proceeding to which the Company is a party is likely to have a material adverse effect on its business, results of operations, cash flows or financial condition.

Note 9 Share-Based Compensation

Stock Options

As of March 31, 2013, the Company had the following two shareholder approved stock plans under which shares were available for equity based awards: The 2005 Stock Option Plan (the "2005 Plan") wherein 2,075,000 shares of common stock are reserved for issuance until the Plan terminates on August 21, 2015, and The Independent Director Stock Option and Stock Grant Plan (the "2004 Directors Plan") wherein 200,000 shares of common stock are reserved for issuance until the plan terminates in 2014.

Under the 2005 Plan, eligible employees and certain independent consultants may be granted options to purchase shares of the Company's common stock. The shares issuable under the 2005 Plan will either be shares of the Company's authorized but previously unissued common stock or shares reacquired by the Company, including shares purchased on the open market. As of March 31, 2013, there were 411,478 shares available for grant under the 2005 Plan.

Under the 2004 Directors Plan, upon election to the Board of Directors at an annual stockholders meeting, a newly elected non-employee director will be granted a ten-year option to purchase 6,000 shares of the Company's common stock. Options vest and become exercisable six months from the date of grant. In addition, on the date of each annual stockholders meeting, each non-employee director continuing in office is automatically issued 4,000 shares of the Company's common stock, and an additional 1,000 shares to the director serving as Chairman of the Board, non-transferable for six months following the date of grant. As of March 31, 2013, there were 130,123 shares available for grant under the 2004 Directors Plan.

The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans:

	As of March 31, 2013		
	Authorized	**Available**	**Outstanding**
2005 Plan	2,075,000	411,478	1,483,856
2004 Directors Plan	200,000	130,123	12,000
Total	2,275,000	541,601	1,495,856

All stock option grants made under the 2005 Plan and the 2004 Directors Plan were issued at exercise prices no less than the Company's closing stock price on the date of grant. Options under the 2005 Plan and 2004 Directors Plan were determined by the Board of Directors or the Stock Option and Compensation Committee of the Board in accordance with the provisions of the respective plans. The terms of each option grant include vesting, exercise, and other conditions are set forth in a Stock Option Agreement evidencing each grant. No option can have a life in excess of ten (10) years. The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model. The model requires various assumptions, including a risk-free interest rate, the expected term of the options, the expected stock price volatility over the expected term of the options, and the expected dividend yield. Compensation expense for employee stock options is recognized ratably over the vesting term. Compensation expense recognized for options issued under the 2005 Plan was $653,000, $407,000 and $47,000 for the years ended March 31, 2013, 2012 and 2011, respectively. Independent Director compensation expense of $77,000, $46,000 and $27,000 was recognized under the 2004 Directors Plan for the years ended March 31, 2013, 2012 and 2011, respectively. All stock-based compensation has been classified as General and Administrative expense in the consolidated statement of operations.

A summary of option activity under the Company's stock plans for the years ended March 31, 2013, 2012 and 2011 is presented below:

Option Activity	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2010	333,606	$ 1.69	8.4 years	$ 555,281
Granted	230,000	3.04		
Exercised	(132,596)	1.41		
Forfeited or Expired	(4,360)	2.12		
Outstanding at March 31, 2011	426,650	$ 2.49	8.8 years	$ 395,693
Granted	922,516	3.87		
Exercised	(37,800)	1.82		
Forfeited or Expired	(59,450)	2.14		
Expired	(750)	4.20		
Outstanding at March 31, 2012	1,251,166	$ 3.54	9.0 years	$ 8,243,956
Granted	258,000	6.30		
Exercised	(9,970)	2.34		
Forfeited	(3,340)	3.21		
Outstanding at March 31, 2013	1,495,856	$ 4.03	8.3 years	$ 1,174,810
Exercisable at March 31, 2013	338,290	$ 3.12	7.6 years	$ 470,790

The aggregate intrinsic value in the table above is before applicable income taxes and represents the excess amount over the exercise price optionees would have received if all options had been exercised on the last business day of the period indicated, based on the Company's closing stock price of $4.47 for such day. The total intrinsic value of stock options exercised during fiscal years 2013, 2012 and 2011 were $37,000, $147,000 and $264,000, respectively.

A summary of the Company's non-vested options for the year ended March 31, 2013 is presented below:

Nonvested Options	Shares	Weighted Average Grant-Date Fair Value
Nonvested at March 31, 2012	1,109,066	$ 2.57
Granted	258,000	4.35
Vested	(206,560)	2.10
Forfeited	(2,940)	2.14
Nonvested at March 31, 2013	1,157,566	$ 3.05

The weighted average grant-date fair value of stock options granted during fiscal years 2013, 2012 and 2011 was $1,124,000, $2,528,000 and $487,000, respectively. The total grant-date fair values of stock options that vested during fiscal years 2013, 2012 and 2011 were $434,000, $234,000 and $66,000, respectively.

The following table summarizes the weighted average characteristics of outstanding stock options as of March 31, 2013:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number of Shares	Remaining Life (Years)	Weighted Average Price	Number of Shares	Weighted Average Price
$ 1.60 - $3.70	450,210	7.4	$ 2.92	262,370	$ 2.82
$ 3.71 - $4.42	732,646	8.4	3.82	56,920	3.82
$ 4.43 - $5.40	77,500	8.9	5.19	19,000	5.26
$ 5.41 - $7.08	235,500	9.3	6.40	—	—
Total stock options	1,495,856	8.3	$ 4.03	338,290	$ 3.12

The range of fair value assumptions related to options granted during the years ended March 31, 2013, 2012 and 2011 were as follows:

	2013	2012	2011
Exercise Price:	$5.26 – 7.08	$3.58 – 5.40	$3.04
Volatility:	78.26 – 80.39%	56.18 – 78.61%	80.3%
Risk Free Rate:	0.85 – 0.93%	0.09 – 2.25%	2.35%
Vesting Period:	5 - 7 years	0 - 5 years	1 - 3 years
Forfeiture Rate:	7.66 - 9.00%	0 - 16.88%	10%
Expected Life	6.25 years	0.25 – 8.25 years	6 years
Dividend Rate	0%	0%	0%

As of March 31, 2013, total unrecognized stock-based compensation expense related to all unvested stock options was $2,536,000, which is expected to be expensed over a weighted average period of 4.1 years.

Note 10 Common and Preferred Stock

The Company has authorized total shares of sixty million shares of which fifty million shares are authorized common stock. Ten million shares are authorized preferred stock, none of which is issued or outstanding. Under the terms of the Company's Amended and Restated Articles of Incorporation, the Board of Directors is authorized to determine or alter the rights, preferences, privileges and restrictions of the Company's authorized but unissued shares of preferred stock.

Note 11 Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the potentially dilutive effect of outstanding stock options and warrants using the treasury stock method.

Reconciliations between the numerator and the denominator of the basic and diluted earnings per share computations for the years ended March 31, 2013, 2012 and 2011 are as follows:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands, except per share amounts)		
Year ended March 31, 2013:			
Basic income per share	$ 4,209	5,455	$ .77
Effective dilutive securities— Common stock options	—	200	(.03)
Diluted income per share	$ 4,209	5,655	$ .74
Year ended March 31, 2012:			
Basic income per share	$ 3,632	5,414	$ 0.67
Effective dilutive securities— Common stock options	—	120	(.01)
Diluted income per share	$ 3,632	5,534	$ 0.66
Year ended March 31, 2011:			
Basic and diluted loss per share	$ 1,730	5,353	$ 0.32
Effective dilutive securities— Common stock options	—	60	—
Diluted income per share	$ 1,730	5,413	$ 0.32

Diluted earnings per share does not include the impact of common stock options totaling 696,000, 918,000 and 9,000 for the fiscal years ending March 31, 2013, 2012 and 2011, respectively, as the effect of their inclusion would be anti-dilutive.

Note 12 Profit Sharing Plan and 401k Plan

The Company sponsors a profit sharing plan for all employees not covered under a separate management incentive plan. Under the profit sharing plan, a percentage determined by the Board of Directors of pre-tax profits on a quarterly basis may be allocated to non-management employees at management's discretion. The profit sharing bonus may be distributed all in cash on an after-tax basis or distributed half in cash (on an after-tax basis) and the remainder deposited in an employee's 401(k) account on a pre-tax basis. Employees may also make voluntary pre-tax contributions to their 401(k) accounts. Compensation expense under this plan was approximately $115,000, $146,000 and $62,000 for the fiscal years ended March 31, 2013, 2012 and 2011, respectively. Additionally, the Company makes a retirement contribution to all employees individual 401(k) accounts equal to two percent of each employee's base pay for each bi-weekly pay period on a pre-tax basis. Retirement expense under this plan was approximately $90,000, $70,000 and $62,000 for fiscal years ended March 31, 2013, 2012 and 2011, respectively.

Note 13 Major Customers and Geographic Information

Net sales by product line for the years 2013, 2012 and 2011 are as follows:

	2013	2012 (in thousands)	2011
Net sales:			
Spirulina products	$ 8,863	$ 8,701	$ 8,387
Natural astaxanthin products			
BioAstin®	18,713	15,912	8,434
Other products	5	18	6
	$ 27,581	$ 24,631	$ 16,827

There were no customers at or above 10% of our total net sales for fiscal years 2013, 2012 and 2011, respectively.

The following table presents sales for the years 2013, 2012 and 2011 by geographic region:

	2013		2012 (dollars in thousands)		2011	
Net sales(1):						
United States	$ 17,386	63%	$ 16,430	67%	$ 9,809	58%
Germany	1,342	5%	1,223	5%	1,192	7%
The Netherlands	1,207	4%	953	4%	1,118	7%
Other	7,646	28%	6,025	24%	4,708	28%
	$ 27,581	100%	$ 24,631	100%	$ 16,827	100%

(1) Net sales are attributed to countries based on location of customer.

Note 14 Income Taxes

Income tax benefit (expense) for the years ended March 31, 2013, 2012 and 2011 consisted of:

	2013	2012 (in thousands)	2011
Current:			
Federal	$ (53)	$ (66)	$ 17
State	(21)	(47)	(2)
Total current	(74)	(113)	15
Deferred:			
Federal	1,894	859	492
State	201	33	60
Total deferred	2,095	892	552
Income tax benefit (expense)	$ 2,021	$ 779	$ 567

The following table reconciles the amount of income taxes computed at the federal statutory rate of 34%, for all periods presented, to the amount reflected in the Company's consolidated statements of operations for the years ended March 31, 2013, 2012 and 2011:

	2013	2012 (in thousands)	2011
Tax provision at federal statutory income tax rate	$ (744)	$ (970)	$ (395)
State income taxes benefit (expense), net of federal income tax effect	(130)	(68)	38
Decrease in valuation allowance for utilization of deferred tax assets	1,082	1,100	357
Reduction in valuation allowance	1,912	892	552
Stock based compensation	(201)	(97)	16
Other, net	102	(78)	(1)
Income tax benefit (expense)	$ 2,021	$ 779	$ 567

The tax effects of temporary differences related to various assets, liabilities and carry forwards that give rise to deferred tax assets and deferred tax liabilities as of March 31, 2013 and 2012 are as follows:

	2013	2012
	(in thousands)	
Deferred tax assets:		
Net operating loss carry forwards	$ 3,674	$ 4,546
Compensation accrual	134	322
Inventory differences	14	41
Tax credit carry forwards	156	115
Other	12	11
Gross deferred tax assets	3,990	5,035
Less valuation allowance	—	(2,994)
Net deferred tax assets	3,990	2,041
Deferred tax liability: Depreciation and amortization	(451)	(597)
Net deferred tax assets	$ 3,539	$ 1,444

In assessing the valuation allowance for deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of March 31, 2012 and 2011 management had reduced the valuation allowance against deferred tax assets based on a review of historical taxable income and future expectations. As of March 31, 2013, based upon several years of historical taxable income and expectations for future taxable income over the periods in which net deferred tax assets are deductible, management believes it is more likely than not the Company will realize its gross deferred tax assets before they expire and therefore the remaining balance of the valuation allowance was reversed. The amount of the deferred tax assets considered realizable, however, could change if estimates of future taxable income during the carry forward period change.

At March 31, 2013, the Company has net operating loss carry forwards and tax credit carry forwards available to offset future federal income tax as follows (in thousands):

Expires March 31,	Net Operating Losses	Research and Experimentation Tax Credits
2020	0	7
2021	126	2
2022	3,161	—
2023	1,864	1
2026	159	—
2027	2,665	1
2028	1,612	—
2031	389	—
	$ 9,976	$ 11

In addition, at March 31, 2013, the Company has alternative minimum tax credit carry forwards of approximately $146,000 available to reduce future federal regular income taxes over an indefinite period.

At March 31, 2013, the Company has state tax net operating loss carry forwards available to offset future Hawaii state taxable income of $6,070,000. These carry forwards expire March 31, 2016 through 2031.

The following represents the open tax years and jurisdictions that the Company used in its evaluation of tax positions:

Open tax years ending March 31,	Jurisdiction
2010 - 2013	U.S. federal
2010 - 2013	State of Hawaii
2009 - 2013	State of California

Note 15 Selected Quarterly Financial Data (Unaudited)

	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter (1)(2)	Year
	(in thousands, except per share data)				
2013					
Net sales	$ 6,506	$ 6,936	$ 7,242	$ 6,897	$ 27,581
Gross profit	2,574	2,812	2,865	2,707	10,958
Net income	493	476	607	2,633	4,209
Net income per share—					
Basic	0.09	0.09	0.11	0.48	0.77
Diluted	0.08	0.08	0.11	0.47	0.74
2012					
Net sales	$ 5,950	$ 5,989	$ 6,706	$ 5,986	$ 24,631
Gross profit	2,104	2,790	2,827	2,053	9,774
Net income	486	875	1,113	1,158	3,632
Net income per share—					
Basic	0.09	0.16	0.21	0.21	0.67
Diluted	0.09	0.16	0.20	0.20	0.66

(1) The first, second, third and fourth quarters of 2013 include abnormal production costs of $233,000, $481,000, $161,000 and $282,000, respectively. The first, second, third and fourth quarters of 2012 include abnormal costs of $198,000, $218,000, $236,000 and $575,000, respectively.

(2) The fourth quarter of 2013 and 2012 includes the tax benefit of $1,912,000 and $892,000, respectively, due to reduction in valuation allowance of deferred tax assets.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer ("CEO") and chief financial officer ("CFO"), we have evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act as of the end of the period covered by this Report. Based on that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

Management's Report on Internal Control over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2013. This assessment was based on the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, using those criteria, management concluded that our internal control over financial reporting was effective as of March 31, 2013.

Changes in Internal Control over Financial Reporting.

There have not been any other changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter that our certifying officers concluded materially affected , or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls.

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures will prevent all errors and all fraud. A control system no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within a company are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistakes. Controls can also be circumvented by the individual acts of some persons, or by collusion of two or more people. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Not applicable

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance

Information with respect to Directors may be found under captions "Proposal One: Election of Directors," "Board Meetings and Committees," "Director Compensation," "Security Ownership of Certain Beneficial Owners and Management: and "Compliance with Section 16(a) of the Exchange Act" contained in Cyanotech's definitive 2013 proxy Statement. Information on Executive Officers may be found under the caption "Executive Officers" contained in Cyanotech's definitive 2013 Proxy Statement.

We have adopted the Cyanotech Code of Ethics for Chief Executive Officer and Senior Financial Officers (the "Code of Ethics"), which is included in our Code of Conduct and Ethics. We have also adopted the Board of Directors Code of Conduct. Both Codes are publicly available on our website at *www.cyanotech.com*. If we make any substantive amendments to or grant any waiver from such Codes relating to our Chief Executive Officer, Chief Financial Officer or Controller, we will disclose the nature of such amendment in a report on Form 8-K and amend the website disclosure.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the sections captioned "Executive Compensation and Other Information," "Equity Compensation Plan Information" and "Option Grants in Fiscal Year 2013," contained in Cyanotech's definitive 2013 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The security ownership information required by this Item is incorporated herein by reference from the sections captioned "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" contained in Cyanotech's definitive 2013 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item, if any, is incorporated herein by reference from the sections captioned "Related Party Transactions" contained in Cyanotech's definitive 2013 Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information concerning principal accountant fees and services appears under the heading "Independent Registered Public Accounting Firm's Fees" in Cyanotech's definitive 2013 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedules

(1) The following Financial Statements of Cyanotech Corporation and subsidiary and the Report of Independent Registered Public Accounting Firm are included in Item 8 of this report:

(2) The following financial statement schedule is included in this report on the pages indicated below:

Financial statement schedules not listed above have been omitted since they are either not required, not applicable or the information is included in the consolidated financial statements or notes thereto.

(b) Exhibit Listing

Exhibit Number	Document Description
3.1	Restated Articles of Incorporation dated November 2, 2012(Incorporated by reference from page 11 of the Company's Definitive Proxy Statement on Schedule 14A for the 2012 Annual Meeting of Stockholders filed on July 18, 2012, File No. 0-14602).
3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Report on Form 8-K filed January 13, 2010, File No. 0-14602)
4.1	Specimen Common Stock (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2007, File No. 0-14602)
10.1	Sub-Lease Agreement between the Company and Natural Energy Laboratory of Hawaii Authority dated December 29, 1995 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1995, File No. 0-14602)
10.2	Supplemental Agreement effective February 1, 2012 to amend the Sub-Lease Agreement described in Exhibit 10.1 herein, (Incorporated by reference to Exhibit 1.01 to the Company's Current Report on Form 8-K dated March 9, 2012, File No. 0-14602).
10.3	2004 Independent Director Stock Option and Restricted Stock Grant Plan, amended and restated November 8, 2011 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q dated November 14, 2011 for the quarter ended September 30, 2011, File No. 0-14602).
10.4	2005 Stock Option Plan, amended August 29, 2011 (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File No. 0-14602).
10.5	Letter Agreement with Chief Executive Officer dated November 5, 2010 (Incorporated by reference as Exhibit 10.1 to the Company's Report on Form 8-K filed on November 9, 2010, File No. 0-14602)
10.6	Term Loan Agreement between Pacific Rim Bank ("Bank") and both Registrant and Nutrex Hawaii, Inc. ("Nutrex"); Promissory Notes in favor of Bank in the amounts of $2,250,000 and $3,250,000, issued by Registrant and Nutrex, dated September 7, 2012; Mortgage, Security Agreement and Financing Statement between Registrant and Bank; Assignment of Lessor's Interest in Leases and Rents between Registrant and Bank; Security Agreement and UCC Financing Statement between Registrant and Bank; United States Department of Agriculture Rural Development ("USDA") Conditional Commitments; Hazardous Substances Certificate and Indemnity Agreement; Assignment of Construction Contract between Registrant and No'Eau Construction LLC; Sublessor's Consent to Mortgage of Sublease K-4; Estoppel Certificate and Subordination Agreement, given by the Natural Energy Laboratory of Hawaii Authority, State of Hawaii, as Sublessor; Security Agreement and UCC Financing Statement between Nutrex and Bank. (Incorporated by reference as Exhibit 4.1 to the Company's Report on Form 10-Q filed on November 9, 2012, File No. 0-14602)
10.7	Agreement between the Registrant and Uhde Corporation of America dated September 12, 2012 [portions of this Exhibit have been omitted in accordance with an order granting Confidential Treatment issued by the Securities and Exchange Commission dated April 26, 2013]. (Incorporated by reference as Exhibit 10.1 to the Company's Report on Form 10-Q filed on November 9, 2012, File No. 0-14602)

14.1	Amended Code of Ethics for Chief Executive Officer and Senior Financial Officers, which is included in the Code of Conduct and Ethics. (Incorporated by reference to Exhibit 99.2 to the Company's Report on Form 8-K filed on December 19, 2005, and by reference and attachment to the Company's Internet address www.cyanotech.com.)
21.1	Subsidiaries of the Company (Incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2012, File No. 0-14602)
23.1*	Consent of Independent Registered Public Accounting Firm signed June 24, 2013—Grant Thornton LLP
31.1*	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed as of June 24, 2013
31.2*	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed as of June 24 2013.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed as of June 24, 2013.
101	The following financial information from our Annual Report on Form 10-K for fiscal year ended March 31, 2013, filed with the SEC on June 24, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets at March 31, 2013 and 2012, (ii) the Consolidated Statements of Operations for the years ended March 31, 2013, 2012 and 2011, (iii) the Consolidated Statements of Stockholders' Equity for the years ended March 31, 2013, 2012 and 2011, (iv) the Consolidated Statements of Cash Flows for the years ended March 31, 2013 and 2012, and (v) Notes to Consolidated Financial Statements.

---

* Included herewith. Other exhibits were filed as shown above.

Schedule II

Cyanotech Corporation and Subsidiary
Valuation and Qualifying Accounts

Years Ended March 31, 2013, 2012 and 2011
(in thousands)

Description	Balance at Beginning of Year	Additions: Charged to Costs and Expense	Additions: Charged to Other Accounts	Deductions	Balance at End of Year
Allowance for Doubtful Accounts:					
2013	$ 16	(10)	—	—	$ 6
2012	58	(36)	—	(6)	16
2011	10	48	—	—	58
Inventory Reserve:					
2013	$ 41	—	—	(32)	$ 9
2012	148	5	—	(112)	41
2011	54	190	—	(96)	148

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 24th day of June, 2013

CYANOTECH CORPORATION

By: /s/ Brent D. Bailey
Brent D. Bailey
President and Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Brent D. Bailey Brent D. Bailey	President and Chief Executive Officer and Director	June 24, 2013
/s/ Jole Deal Jole Deal	Chief Financial Officer, Vice President—Finance and Administration, Secretary and Treasurer (Principal Financial and Accounting Officer)	June 24, 2013
/s/ Michael A. Davis Michael A. Davis	Chairman of the Board	June 24, 2013
/s/ Ralph K. Carlton Ralph K. Carlton	Director	June 24, 2013
/s/ Thomas F. Chen Thomas F. Chen	Director	June 24, 2013
/s/ Gerald R. Cysewski, PH.D. Gerald R. Cysewski	Director, Executive Vice President and Chief Scientific Officer	June 24, 2013

(b) Exhibit Listing

Exhibit Number	Document Description
3.1	Restated Articles of Incorporation dated November 2, 2012(Incorporated by reference from page 11 of the Company's Definitive Proxy Statement on Schedule 14A for the 2012 Annual Meeting of Stockholders filed on July 18, 2012, File No. 0-14602).
3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Report on Form 8-K filed January 13, 2010, File No. 0-14602)
4.1	Specimen Common Stock (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2007, File No. 0-14602)
10.1	Sub-Lease Agreement between the Company and Natural Energy Laboratory of Hawaii Authority dated December 29, 1995 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1995, File No. 0-14602)
10.2	Supplemental Agreement effective February 1, 2012 to amend the Sub-Lease Agreement described in Exhibit 10.1 herein, (Incorporated by reference to Exhibit 1.01 to the Company's Current Report on Form 8-K dated March 9, 2012, File No. 0-14602).
10.3	2004 Independent Director Stock Option and Restricted Stock Grant Plan, amended and restated November 8, 2011 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q dated November 14, 2011 for the quarter ended September 30, 2011, File No. 0-14602).
10.4	2005 Stock Option Plan, amended August 29, 2011 (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, File No. 0-14602).
10.5	Letter Agreement with Chief Executive Officer dated November 5, 2010 (Incorporated by reference as Exhibit 10.1 to the Company's Report on Form 8-K filed on November 9, 2010, File No. 0-14602)
10.6	Term Loan Agreement between Pacific Rim Bank ("Bank") and both Registrant and Nutrex Hawaii, Inc. ("Nutrex"); Promissory Notes in favor of Bank in the amounts of $2,250,000 and $3,250,000, issued by Registrant and Nutrex, dated September 7, 2012; Mortgage, Security Agreement and Financing Statement between Registrant and Bank; Assignment of Lessor's Interest in Leases and Rents between Registrant and Bank; Security Agreement and UCC Financing Statement between Registrant and Bank; United States Department of Agriculture Rural Development ("USDA") Conditional Commitments; Hazardous Substances Certificate and Indemnity Agreement; Assignment of Construction Contract between Registrant and No'Eau Construction LLC; Sublessor's Consent to Mortgage of Sublease K-4; Estoppel Certificate and Subordination Agreement, given by the Natural Energy Laboratory of Hawaii Authority, State of Hawaii, as Sublessor; Security Agreement and UCC Financing Statement between Nutrex and Bank. (Incorporated by reference as Exhibit 4.1 to the Company's Report on Form 10-Q filed on November 9, 2012, File No. 0-14602)
10.7	Agreement between the Registrant and Uhde Corporation of America dated September 12, 2012 [portions of this Exhibit have been omitted in accordance with an order granting Confidential Treatment issued by the Securities and Exchange Commission dated April 26, 2013]. (Incorporated by reference as Exhibit 10.1 to the Company's Report on Form 10-Q filed on November 9, 2012, File No. 0-14602)
14.1	Amended Code of Ethics for Chief Executive Officer and Senior Financial Officers, which is included in the Code of Conduct and Ethics. (Incorporated by reference to Exhibit 99.2 to the Company's Report on Form 8-K filed on December 19, 2005, and by reference and attachment to the Company's Internet address www.cyanotech.com.)
21.1	Subsidiaries of the Company (Incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended March 31, 2012, File No. 0-14602)
23.1*	Consent of Independent Registered Public Accounting Firm signed June 24, 2013—Grant Thornton LLP
31.1*	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed as of June 24, 2013
31.2*	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 signed as of June 24 2013.
32.1*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed as of June 24, 2013.
101	The following financial information from our Annual Report on Form 10-K for fiscal year ended March 31, 2013, filed with the SEC on June 24, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets at March 31, 2013 and 2012, (ii) the Consolidated Statements of Operations for the years ended March 31, 2013, 2012 and 2011, (iii) the Consolidated Statements of Stockholders' Equity for the years ended March 31, 2013, 2012 and 2011, (iv) the Consolidated Statements of Cash Flows for the years ended March 31, 2013 and 2012, and (v) Notes to Consolidated Financial Statements.

* Included herewith. Other exhibits were filed as shown above.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cyanotech Corporation:

We have issued our report dated June 24, 2013, with respect to the consolidated financial statements and schedule included in the Annual Report of Cyanotech Corporation on Form 10-K for the year ended March 31, 2013. We hereby consent to the incorporation by reference of said report in the Registration Statements of Cyanotech Corporation on Forms S-3 (File No. 333-42486 effective July 28, 2000, File No. 333-97755 effective August 7, 2002, and File No. 333-101401 effective November 22, 2002) and on Forms S-8 (File No. 33-63789 effective October 27, 1995, File No. 333-42484 effective July 28, 2000, File No. 333-141911 effective April 5, 2007, File No. 333-141912 effective April 5, 2007, File No. 333-154165 effective October 10, 2008, and File No. 333-179605, effective February 21, 2012).

/s/ Grant Thornton LLP

Irvine, California
June 24, 2013

Exhibit 31.1

Certification Pursuant
To 18 U. S. C. Section 1350,
As Adopted Pursuant To
Section 302 of the Sarbanes-Oxley Act of 2002

I, Brent D. Bailey, President and Chief Executive Officer certify that:

1. I have reviewed this annual report on Form 10-K of Cyanotech Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 24, 2013

/s/ Brent D. Bailey
Brent D. Bailey
President and Chief Executive Officer and Director

Exhibit 31.2

Certification Pursuant
To 18 U. S. C. Section 1350,
As Adopted Pursuant To
Section 302 of the Sarbanes-Oxley Act of 2002

I, Jole Deal, Chief Financial Officer certify that:

1. I have reviewed this annual report on Form 10-K of Cyanotech Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 24, 2013

/s/ Jole Deal
Jole Deal
Vice President—Finance & Administration and CFO
(Principal Financial and Accounting Officer)

Exhibit 32.1

Certification of CEO and CFO
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906
of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Cyanotech Corporation (the "Company") on Form 10-K for the period ended March 31, 2013 (the "Report") as filed with the Securities and Exchange Commission on the date hereof, each of the undersigned certifies that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act (15 U.S.C. 78m or 78o (d)); and

2) The information contained in the Report fairly presents, in all material aspects, the financial condition and results of operations of the Company.

Date: June 24, 2013

/s/ Brent D. Bailey
Brent D. Bailey,
President and Chief Executive Officer
and Director

Date: June 24, 2013

/s/ Jole Deal
Jole Deal
Vice President—Finance & Administration and CFO
(Principal Financial and Accounting Officer)

Officers

Brent D. Bailey
President and CEO

Gerald R. Cysewski, Ph.D.
Executive Vice President and Chief Scientific Officer and Founder

Jolé E. Deal
Chief Financial Officer, Vice President of Finance and Administration, Secretary and Treasurer

Robert J. Capelli
Vice President of Sales

James R. Lundeen
Vice President and General Manager, Retail Sales

Glenn D. Jensen
Vice President of Operations

Jennifer M. Johansen
Vice President of Quality and Regulatory Affairs

Directors

Michael A. Davis [1, 2, 3]

Gerald R. Cysewski, Ph.D.

Brent D. Bailey

Thomas F. Chen [1, 2, 3]

Ralph K. Carlton [1, 2, 3]

[1] Member of Audit Committee
[2] Member of Compensation and Stock Option Committee
[3] Member of the Nominating and Corporate Governance Committee

Corporate Headquarters

Cyanotech Corporation
73-4460 Queen Kaahumanu Hwy.
Suite 102
Keahole Point
Kailua-Kona, HI 96740
Tel (808) 326-1353
Fax (808) 329-3597
www.cyanotech.com

Wholly-owned Subsidiaries

Nutrex Hawaii, Inc.

Investor Relations

Russell Communications Group
Tel (310) 559-4955 x101
brussell@cyanotech.com
Jolé E. Deal
Chief Financial Officer
jdeal@cyanotech.com

Transfer Agent and Registrar

Computershare Investor Services
350 Indiana Street, Suite 800
Golden, CO 80401
Tel (303) 262-0600
www.computershare.com

Independent Registered Public Accountants

Grant Thornton LLP

18400 Von Karman Avenue, Suite 900
Irvine, CA 92612-0525
www.grantthornton.com

Legal Counsel

Goodsill Anderson Quinn & Stifel

P. O. Box 3196
Honolulu, HI 96801-3196
www.goodsill.com

Notice of Annual Meeting

The 2013 Annual Meeting of Stockholders will be held on Thursday, August 29, 2013, at 3:00 P.M. Hawaii Standard Time at the at the Waikoloa Beach Marriott, 69-275 Waikoloa Beach Drive, Waikoloa, Hawaii 96738, USA or such other date and time as may be properly determined and communicated to eligible meeting participants.

Additional Information

Copies of Cyanotech's news releases and financial statements are available at our website: *http://www.cyanotech.com*

Forward-Looking Information

Certain statements herein set forth management's intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses.

Actual results may differ materially due to a variety of factors including reduced product demand, price competition, government action and weather conditions. Additional information on factors that may affect the Company and cause actual results to differ from current expectations can be found in Cyanotech's filings with the Securities and Exchange Commission.

Market for Common Equity and Related Stockholder Matters

The Company's common stock is listed and traded on the NASDAQ Capital Market under the symbol "CYAN". The closing price of our common stock was $5.23 as of June 29, 2013. The approximate number of holders of record of our common stock was 1,500. The high and low selling prices as reported by NASDAQ were as follows:

Fiscal 2013

Common stock price per share:				
Quarter Ended	June 30	Sept 30	Dec 31	March 31
High	$10.89	$7.24	$6.19	$5.30
Low	$6.57	$5.44	$4.60	$4.28

Fiscal 2012

Common stock price per share:				
Quarter Ended	June 30	Sept 30	Dec 31	March 31
High	$3.69	$4.38	$9.09	$11.35
Low	$2.93	$3.27	$3.61	$6.10

The Company is prohibited from declaring any common stock dividends without the prior written consent of a lender per the conditions of an existing term loan agreement with such lender. The Company has never declared or paid cash dividends on its common stock. We currently intend to retain all of our earnings for use in the business and do not anticipate paying any cash dividends on common stock in the foreseeable future.

Cyanotech Corporation's annual report to the Securities and Exchange Commission on Form 10-K, including financial statements and financial statement schedules, for the most recent fiscal year accompany these proxy materials. Additional copies may be obtained by downloading from the Company's website (www.cyanotech.com), including Exhibits to the Form 10-K. Paper copies of the five (5) Exhibits identified in the Form 10-K, Item 15(b) with an asterisk (*) will be furnished upon request from persons making a good faith representation that they were a beneficial owner of the Company's securities on July 5, 2013, and upon payment to the Company of its reasonable expenses for furnishing such copies which will be the lesser of $60 per set or $0.68 per page for those requesting less than a full set. Such written requests should be addressed to: Jolé E. Deal, Secretary, Cyanotech Corporation, 73-4460 Queen Kaahumanu Hwy., Suite 102, Kailua-Kona, HI 96740.

Cyanotech®

73-4460 Queen Kaahumanu Hwy, Suite 102
Kailua-Kona, Hawaii 96740 USA
www.cyanotech.com

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology, produces BioAstin® Natural Astaxanthin and Hawaiian Spirulina Pacifica® —all natural, functional nutrients that leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. Cyanotech's Spirulina products offer complete nutrition, and augment energy and immune response. They are FDA reviewed and accepted as Generally Recognized as Safe (GRAS) for use in food products. BioAstin's superior antioxidant activity and ability to support and maintain a natural anti-inflammatory response enhance skin, muscle and joint health. All Cyanotech products are produced from microalgae grown at its 90-acre facility in Kona, Hawaii using patented and proprietary technology. Cyanotech distributes to nutritional supplement, nutraceutical and cosmeceutical manufacturers and marketers in more than 40 countries worldwide. Visit www.cyanotech.com for more information.